Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 2Q21 RESULTS

Strong YoY traffic performance as the recovery continues, though still impacted by Covid-19 and below 2019 levels

Luxembourg, August 18, 2021— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month and six-month periods ended June 30, 2021. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 24.

Second Quarter 2021 Highlights

▪	Consolidated Revenues of $135.3 million, an increase of 65.6% YoY, or 67.2% below pre-pandemic levels of 2Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 60.8% YoY, to $134.3 million, mainly reflecting increases of $37.2 million in Aeronautical revenues and $31.2 million in Commercial revenues, partially offset by a $17.9 million decline in construction service revenue. When compared to 2Q19, revenues ex-IAS 29 decreased 66.1%.

▪	Key operating metrics improved YoY benefitting from easier comparisons against 2Q20, but were still below the levels reported in the same period of 2019:

▪	Passenger traffic increased 11.2x to 5.5 million YoY, but declined 72.8% versus 2Q19
▪	Cargo volume increased 77.3% YoY to 83.2 thousand tons, but decreased 21.2% compared with 2Q19
▪	Aircraft movements reached 95.8 thousand, a 236.2% YoY increase, but declined 53.7% when compared to 2Q19

▪	Operating Loss of $27.2 million, improving 64.2% from the $76.1 million loss reported in 2Q20, mainly reflecting YoY easier comparisons, and the gradual recovery in revenues, combined with effective cost control measures implemented since the beginning of the pandemic.

▪	Adjusted EBITDA on an “As Reported” basis was $7.7 million, versus a loss of $33.0 million in the year ago period, and declined 93.5% when compared to 2Q19.

▪	Ex-IAS 29, Adjusted EBITDA totaled $7.1 million, compared with a loss of $33.2 million in 2Q20 and Adjusted EBITDA of $113.1 million in 2Q19.

▪	In May 2021, AA2000 renegotiated a total of $40.0 million in principal payments under the syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, deferring those payments to May, August and November 2022.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted, “Over a year and a half into the pandemic, we have demonstrated our ability to rapidly respond to the challenging market conditions. The cost control and cash preservation initiatives executed since day one have enabled us to deliver three consecutive quarters of positive operating cash flow across most of our operations.

While we are experiencing different dynamics across operations, total passenger traffic started to recover in May following the contraction experienced early in the year as the second Covid-19 wave hit our operations in LatAm. This positive trend continued through July driven mainly by Armenia, Brazil, Ecuador and Italy, while Argentina remains heavily impacted by severe government restrictions on international travel. Cargo activity posted a stronger recovery with volumes at just 20% below pre-pandemic levels.

As a result, revenues ex-IFRIC more than doubled year-on-year, although were still 60% below 2Q19 levels. Higher revenues along with our sustained focus on cost controls contributed to an Adjusted EBITDA of $ 7 million, an improvement of $40 million from the Adjusted EBITDA loss posted in the year-ago quarter.

We also remain fully focused on executing our strategy on three key fronts: i) pursuing our goal of restoring value to our business by concluding the economic re-equilibrium processes in Brazil, Armenia and Uruguay, ii) preserving liquidity and strengthening our balance sheet, and keeping a close sight on costs as passenger traffic continues to gradually recover.

Looking ahead, we expect the positive momentum in passenger traffic to strengthen towards the second half of the year in our main LatAm markets, as the summer season approaches, the vaccination rollout progresses and governments relax travel bans. While we remain vigilant of the new virus strains, we are confident that local and global travel is a firm part of the future and we continue to work towards our goal of further strengthening our business to deliver profitable growth.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q21 as reported		2Q20 as reported		% Var as reported		IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	5.5		0.4		1,123.3%			5.5	0.4	1,123.3%
Revenue	135.3		81.7		65.6%		1.0	134.3	83.5	60.8%
Aeronautical Revenues	45.7		8.0		471.3%		0.3	45.4	8.2	453.5%
Non-Aeronautical Revenues	89.6		73.7		21.5%		0.7	88.9	75.3	18.0%
Revenue excluding construction service	122.6		51.6		137.6%		1.6	121.0	52.3	131.4%
Operating Income / (Loss)	-27.2		-76.1		64.2%		-10.8	-16.4	-57.8	71.6%
Operating Margin	-20.1%		-93.1%		73.0	pp	-	-12.2%	-69.2%	57.0	pp
Net (Loss) / Income Attributable to Owners of the Parent	-34.0		-55.4		38.7%		-56.3	22.3	-52.7	142.3%
EPS (US$)	-0.21		-0.35		39.6%		-0.35	0.14	-0.33	142.1%
Adjusted EBITDA	7.7		-33.0		123.5%		0.6	7.1	-33.2	121.4%
Adjusted EBITDA Margin	5.7%		-40.3%		46.0	pp	-	5.3%	-39.8%	45.1	pp
Adjusted EBITDA Margin excluding Construction Service	5.9%		-64.5%		70.4	pp	-	5.4%	-64.1%	69.5	pp
Net Debt to LTM Adjusted EBITDA	n.m.		5.27	x	n.m.		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	23.50	x	3.80	x	n.m.		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M21 as reported		6M20 as reported		% Var as reported		IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	12.0		17.6		-31.7%			12.0	17.6	-31.7%
Revenue	279.1		378.9		-26.3%		4.5	274.6	390.1	-29.6%
Aeronautical Revenues	89.8		159.8		-43.8%		1.6	88.2	164.6	-46.4%
Non-Aeronautical Revenues	189.3		219.0		-13.6%		2.9	186.4	225.6	-17.4%
Revenue excluding construction service	237.5		303.7		-21.8%		5.8	231.7	311.5	-25.6%
Operating Income / (Loss)	-54.2		-45.6		-18.9%		-20.2	-34.0	-3.3	-929.5%
Operating Margin	-19.4%		-12.0%		-7.4	pp	-	-12.4%	-0.8%	-11.6	pp
Net (Loss) / Income Attributable to Owners of the Parent	-78.7		-70.5		-11.6%		-33.0	-45.7	-64.3	29.0%
EPS (US$)	-0.49		-0.44		-11.5%		-0.21	-0.28	-0.40	28.8%
Adjusted EBITDA	14.7		46.1		-68.1%		1.8	12.9	48.4	-73.3%
Adjusted EBITDA Margin	5.3%		12.2%		-6.9	pp	-	4.7%	12.4%	-7.7	pp
Adjusted EBITDA Margin excluding Construction Service	5.8%		14.9%		-9.1	pp	-	5.1%	15.2%	-10.1	pp
Net Debt to LTM Adjusted EBITDA	-63.46		5.27		n.m.		-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	23.50	x	3.80	x	n.m.		-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Update on Action Plan to Mitigate Impact of Covid-19

Governmental Flight Restrictions

The Covid-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. Since March 2020, governments around the world implemented measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns, mobility restrictions and quarantine measures. The overall situation remains volatile, as governments worldwide adjust travel bans or implement requirements to enter or leave their countries, including quarantines or negative Covid-19 PCR tests, based on the evolution of the sanitary situation.

•	In Argentina, borders remain closed to foreigners and the government has been implementing a basket for international arriving passengers, which is currently limited to 1,700 a day. Passengers arriving in Argentina are required to present a negative PCR test taken within 72 hours prior to the flight, take an additional test at Ezeiza airport on arrival, and self-isolate for seven days. Bans on domestic travel were lifted by the end of October 2020.

•	In Italy, certain restrictions apply for travelers coming from, or that visited or transited certain countries, and international passengers are required to present a negative PCR test upon arrival. In addition, travelers coming from outside the European Union are required to self-quarantine for 10-days upon arrival.

•	In Brazil, no restrictions apply for domestic travel. International passengers are required to present a negative PCR test upon arrival or a Covid-19 recovery certificate and there are no restrictions on entry, with the exception of passengers coming from or that transited through UK, South Africa and India in 14 days prior to entering Brazil.

•	In Uruguay, borders remain closed to non-resident foreigners, with certain exemptions, and requirements upon entry, including a negative PCR test upon arrival and a self-isolation period, except for fully vaccinated nationals.

•	In Armenia, there are no restrictions on air travel although some requirements apply upon entry including a negative PCR test upon arrival or a Covid-19 full vaccination certificate.

•	In Ecuador, there are no restrictions to domestic or international travel. International passengers are required to present a negative PCR test upon arrival, a Covid-19 full vaccination certificate.

Impact of Covid-19 on CAAP’s Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the prolonged flight restrictions in most countries of operations, as well as flight bans in many other countries worldwide. Compared to the 2019 pre-pandemic corresponding months, total passenger traffic showed a monthly improvement within the quarter, despite ongoing restrictions declining 75.7% in April 2021, 73.6% in May, and 68.7% in June. During 2Q21, commercial flights were operated across all CAAP’s countries of operations, although still restricted by government bans to locals and foreigners, and certain requirements applied. Cargo activity declined 21.2% versus 2Q19.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

Since the onset of the pandemic, CAAP has consistently made progress on the implementation of its action plan to mitigate the impact of the crisis as follows:

Cost controls and cash preservation measures: The Company achieved a 34% reduction in cash operating costs and expenses in the quarter against 2Q19, compared with YoY reductions of 43%, 46%, 48% and 51% in 1Q21, 4Q20, 3Q20 and 2Q20, respectively. Note this excludes concession fees and construction costs. While CAAP expects to benefit from these reductions in the coming quarters, it also expects to see some increases in payroll and maintenance and other operating costs as traffic recovers.

Financial position and liquidity: As cash preservation is a critical focus, since the beginning of the pandemic the Company has renegotiated a significant portion of its debt maturing in 2020 and 2021 in key markets, renegotiated debt covenants, and secured additional debt financing.

In April 2021, Puerta del Sur, CAAP’s Uruguayan subsidiary, obtained a $10.0 million facility from a local commercial bank, and in May 2021, the Company’s Argentine subsidiary, AA2000, renegotiated a total of $40.0 million in principal payments under a syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, deferring those payments to May, August and November 2022. In addition, in July 2021, AA2000 renegotiated $10.0 million in principal payments under a bilateral bank loan originally due in July 2021, now maturing under a new schedule in July, October and December 2022.

CAAP also suspended dividends to third parties in the concessions in Italy and Ecuador for 2019. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program, either.

Re-equilibrium of the concession agreements:

•	In Brazil, in December 2020 the Company obtained $36.6 million in economic compensation in connection with the impact of Covid-19 at the Brasilia and Natal concessions during 2020. Moreover, in May 2021 CAAP filed a request for a long-term compensation for the Brasilia Airport concession.

•	In Ecuador, the Company and the authorities agreed on a mechanism to compensate for the impact of Covid-19 for the Guayaquil concession, which includes a 2-year concession extension and a reduction in the concession fee.

•	In Uruguay, CAAP is moving forward in conversations with the authorities to review the concession agreements to compensate for the impact of the pandemic, while in Armenia CAAP is in active discussions with the authorities to rebalance the economic equilibrium of the concession.

•	In Italy, a total of Eur. 10 million were approved by the European Commission in March 2021, to compensate for the Covid-19 impact in 2020, which was collected during August. Moreover, the Italian Budget Law, that became effective on January 1, 2021, contains provisions to allocate a Eur. 800 million fund in support of the airport sector in the country. CAAP’s subsidiary, Toscana Aeroporti, expects to benefit from these provisions, as they become available during this year.

2Q21 Operating Performance

Passenger Traffic

Total passenger traffic increased 11.2x YoY to 5.5 million passengers, reflecting easier comparisons against the second quarter of 2020, which was the first quarter fully impacted by the Covid-19 pandemic. When compared to 2Q19, total passenger traffic decreased 72.8%, primarily reflecting prolonged government-imposed travel restrictions together with lower overall demand. International traffic grew by 10.0x YoY, and decreased 81.2% from pre-pandemic levels of 2Q19, while domestic traffic expanded 10.5x YoY, and declined 70.8% versus 2Q19. Sequentially, passenger traffic decreased 16.6% when compared to 1Q21, mainly driven by lower traffic in Argentina and Brazil, partially offset by higher traffic in the Company’s other countries of operations. On a monthly basis, traffic in April, May and June of 2021, accounted for 24.3%, 26.4% and 31.3%, of traffic for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 18.5x YoY, and was 83.5% below 2Q19 levels. International passenger traffic increased 4.4x YoY in 2Q21 and decreased 91.2% versus 2Q19, impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, limiting the number of international arriving passengers to 2,000 per day, for most part of the reported period. Furthermore, starting March 27, 2021, additional travel requirements are in force for Argentine nationals. Domestic passenger traffic, which accounted for almost 80% of total traffic in the quarter, increased 42.5x YoY, as domestic travel continued to recover, but was 80.1% below 2Q19 levels.

In Italy, passenger traffic increased 13.5x YoY, and improved 3.4x sequentially, versus 1Q21. As compared to 2Q19, traffic declined 86.2%, reflecting prolonged air travel restrictions in the country. Domestic and international traffic increased YoY by 13.5x and 13.4x, respectively. However, compared to 2Q19, domestic traffic was down 66.5% while international traffic decreased 91.2%.

In Brazil, total passenger traffic grew 7.3x YoY, and was 52.9% below pre-pandemic levels of 2Q19. Domestic passenger traffic, which accounted for 60% of total traffic in the quarter, was up 4.8x YoY, and down 54.0% when compared to 2Q19, while international traffic was up 24.8x YoY and dropped 92.5% against 2Q19.

In Uruguay, passenger traffic increased 5.5x YoY, or declined 89.7% when compared to 2Q19. Traffic in the quarter continued to be impacted by the prolonged closure of borders to non-resident foreigners and weak travel demand.

In Armenia, traffic has been increasing sequentially since the elimination of restrictions on air travel in September 2020 and the opening of Russian borders to foreigners, although some requirements apply upon entry. Total traffic improved 17.2x YoY, or declined 32.5% when compared to the same period of 2019.

In Ecuador, total passenger traffic grew 13.3x YoY, and was 55.2% below 2Q19 levels. Both, domestic and international passenger traffic continued to improve sequentially since the third quarter of 2020.

Cargo Volume

Cargo volume increased 77.3% YoY in 2Q21, and was 21.2% below pre-pandemic levels of 2Q19, with strong contributions from Argentina, Brazil and Uruguay. Notably, cargo volume in Uruguay was 14.5% above the second quarter of 2019 levels.

Aircraft Movements

Total aircraft movements increased 2.4x YoY in 2Q21, and declined 53.7% when compared to 2Q19, impacted by travel restrictions and lower travel demand across all segments, particularly in Argentina and Brazil, which together account for more than two thirds of the aircraft movements.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 27 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q21	2Q20	2Q19	% Var. ('21 vs '20)	% Var. ('21 vs '19)
Domestic Passengers (in millions)	3.3	0.3	11.2	1,051.6%	-70.8%
International Passengers (in millions)	1.3	0.1	7.0	993.7%	-81.2%
Transit Passengers (in millions)	0.9	0.0	1.9	1,958.7%	-52.3%
Total Passengers (in millions)	5.5	0.4	20.0	1,123.3%	-72.8%
Cargo Volume (in thousands of tons)	83.2	46.9	105.6	77.3%	-21.2%
Total Aircraft Movements (in thousands)	95.8	28.5	206.9	236.2%	-53.7%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q21	2Q20	% Var.	2Q21	2Q20	% Var.	2Q21	2Q20	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	1.7	0.1	1,849.7%	44.0	26.1	68.4%	43.0	12.0	257.0%
Italy	0.3	0.0	1,349.8%	3.7	3.1	19.5%	6.9	1.8	285.0%
Brazil (2)	2.0	0.2	725.6%	16.4	3.2	416.5%	21.8	7.3	197.6%
Uruguay (3)	0.1	0.0	551.1%	8.9	9.5	-6.1%	3.2	1.0	206.2%
Ecuador (4)	0.5	0.0	1,333.2%	5.2	2.6	99.6%	12.0	4.4	173.6%
Armenia	0.5	0.0	1,716.7%	4.3	2.3	87.8%	4.7	0.9	428.7%
Peru (5)	0.4	0.0	1,596.5%	0.7	0.1	399.8%	4.3	1.0	312.1%
TOTAL	5.5	0.4	1,123.3%	83.2	46.9	77.3%	95.8	28.5	236.2%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q21	2Q19	% Var.	2Q21	2Q19	% Var.	2Q21	2Q19	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	1.7	10.1	-83.5%	44.0	54.8	-19.7%	43.0	106.0	-59.5%
Italy	0.3	2.4	-86.2%	3.7	3.4	7.9%	6.9	22.4	-69.2%
Brazil (2)	2.0	4.3	-52.9%	16.4	23.9	-31.1%	21.8	37.6	-41.9%
Uruguay (3)	0.1	0.5	-89.7%	8.9	7.8	14.5%	3.2	6.5	-51.5%
Ecuador (4)	0.5	1.1	-55.2%	5.2	9.8	-47.2%	12.0	20.3	-41.1%
Armenia	0.5	0.7	-32.5%	4.3	4.7	-8.8%	4.7	6.0	-21.9%
Peru (5)	0.4	0.9	-56.4%	0.7	1.2	-43.5%	4.3	7.9	-45.9%
TOTAL	5.5	20.0	-72.8%	83.2	105.6	-21.2%	95.8	206.9	-53.7%

1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 24.

Revenues

Consolidated Revenues increased 65.6% YoY to $135.3 million in 2Q21. When excluding Construction Services and the impact of IAS 29, revenues increased 131.4% YoY to $121.0 million, or declined 59.8% when compared to 2Q19, reflecting the impacts of the pandemic and currency depreciation over the share of local currency revenues in Argentina, Brazil and Uruguay. Compared to 1Q21, revenues ex IFRIC 12 improved sequentially mainly in Armenia, Italy and, to a lesser extent, in Ecuador, reflecting higher passenger traffic.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 27.

Revenues by Segment (in US$ million)

Country	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Argentina	64.5	51.4	25.5%	1.0	63.5	53.2	19.3%
Italy	15.4	4.5	242.1%	-	15.4	4.5	242.1%
Brazil	11.5	6.0	91.8%	-	11.5	6.0	91.8%
Uruguay	11.0	10.2	7.6%	-	11.0	10.2	7.6%
Armenia	18.9	2.5	655.2%	-	18.9	2.5	655.2%
Ecuador (1)	14.0	7.2	93.9%	-	14.0	7.2	93.9%
Unallocated	0.1	0.0	-	-	0.1	0.0	-
Total consolidated revenue (2)	135.3	81.7	65.6%	1.0	134.3	83.5	60.8%
1	Only includes Guayaquil Airport.
2	Excluding Construction Service revenue, ‘As reported’ revenues increase 85.5% YoY in Argentina, 227.9% in Italy, 91.8% in Brazil, 60.2% in Uruguay, 722.3% in Armenia and 454.6% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	45.7	8.0	471.3%	0.3	45.4	8.2	453.5%
Non-aeronautical Revenue	89.6	73.7	21.5%	0.7	88.9	75.3	18.0%
Commercial revenue	76.5	43.6	75.6%	1.3	75.3	44.1	70.6%
Construction service revenue (1)	12.6	30.1	-58.0%	-0.6	13.3	31.2	-57.5%
Other revenue	0.4	0.1	264.8%	0.0	0.4	0.1	264.8%
Total Consolidated Revenue	135.3	81.7	65.6%	1.0	134.3	83.5	60.8%
Total Revenue excluding Construction Service revenue (2)	122.6	51.6	137.6%	1.6	121.0	52.3	131.4%
1	Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	2Q21 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	45.7	185.4	-75.3%	0.3	45.4	178.7	-74.6%
Non-aeronautical Revenue	89.6	227.2	-60.6%	0.7	88.9	216.8	-59.0%
Commercial revenue	76.5	126.7	-39.6%	1.3	75.3	121.9	-38.3%
Construction service revenue (1)	12.6	99.9	-87.3%	-0.6	13.3	94.4	-86.0%
Other revenue	0.4	0.5	-27.0%	-	0.4	0.5	-27.0%
Total Consolidated Revenue	135.3	412.6	-67.2%	1.0	134.3	395.5	-66.1%
Total Revenue excluding Construction Service revenue (2)	122.6	312.6	-60.8%	1.6	121.0	301.0	-59.8%
1	Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes Construction Service revenue.

Aeronautical Revenues accounted for 33.8% of total revenues and increased 4.7x YoY. When compared to 2Q19 aeronautical revenues declined 74.6% to $45.4 million had IAS 29 not been applied, reflecting the continued impact of the pandemic in traffic volumes. During the quarter and excluding IAS 29, aeronautical revenue reported declines of 85.1%, or $80.5 million, in Argentina, 78.5%, or $20.9 million, in Italy, and 85.9%, or $12.5 million, in Uruguay, compared to the same quarter of 2019. Moreover, Brazil declined 68.8%, or $8.8 million, while Ecuador declined 43.7%, or $7.8 million. By contrast, also excluding IAS 29 and compared to 1Q21 aeronautical revenues increased 6.1%, reflecting improved operations mainly in Armenia, Italy and Ecuador which more than offset lower performance in Argentina and Brazil.

Non-Aeronautical Revenues accounted for 66.2% of total revenues and increased 21.5% YoY, to $89.6 million. When compared to 2Q19 and excluding the impact of IAS 29, Non-aeronautical revenues would have declined 59.0% to $88.9 million, mainly driven by the following decreases:

•	38.3%, or $46.6 million, in Commercial Revenues, to $75.3 million, with declines of $17.9 million in Argentina, $8.1 million in Brazil, $7.3 million in Armenia and $6.1 million in Italy, all heavily impacted by the significant reduction in overall passenger traffic. Revenue decline was mostly related to reductions in Duty free, Fueling services, Parking facilities and F&B services, partially offset by a slight increase in Cargo revenues; and

•	86.0%, or $81.1 million, in Construction Service Revenue, to $13.3 million, mostly reflecting lower capex in Argentina.

Excluding Construction Service Revenue and the impact of IAS 29, Non-aeronautical Revenues would have declined 38.2% against 2Q19, to $75.6 million.

Operating Costs and Expenses

During 2Q21, Operating Costs and Expenses, excluding Construction Service Cost, increased 16.5% YoY to $150.3 million. When compared to 2Q19, Operating Costs and Expenses, excluding Construction Service Cost and IAS 29, declined 36.8% to $137.9 million. The decline is mainly explained by reductions in Concession Fees, Salaries and Social Contributions, reflecting a reduction of workforce, employee benefits and furlough schemes across most operations, and maintenance expenses, resulting from reduction of services and renegotiation with suppliers. Furthermore, this reduction benefitted from currency depreciation in Argentina, Brazil and Uruguay.

Cost of Services increased 1.4% YoY, to $137.4 million. When compared to 2Q19 and excluding IAS29, Cost of Services would have declined 54.4%, to $125.8 million, mainly reflecting the following declines:

▪	86.5%, or $81.1 million, in Construction Service Cost, reflecting lower capex,

▪	47.7%, or $18.8 million, in Concession Fees, in line with lower revenues,

▪	32.9%, or $16.2 million, in Salaries and Social Security Contributions, driven by a reduction in salaries, a furlough scheme and/or a reduction in workforce across the board, coupled with local currency depreciation in main markets,

▪	39.0%, or $12.0 million, in Maintenance Expenses, mainly driven by the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with FX depreciation against the US dollar,

▪	41.5%, or $7.0 million decline in Services and Fees, mainly reflecting attributed to the suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil, and

▪	58.9%, or $6.1 million, in Cost of Fuel, driven by a decline in volume and prices of fuel sold to airlines in Armenia, in line with the decrease in flights.

Excluding Construction Service cost, Cost of Services increased 18.6% YoY, to $125.3 million. On a comparable basis against 2Q19, excluding a $2.2 million one-time benefit in 2Q19 in Italy from the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute, and also excluding the impact of IAS29, Cost of Services would have declined 38.6%, or $71.2 million, to $113.1 million.

Selling, General and Administrative Expenses (“SG&A”) increased 1.9% YoY, to $23.4 million in 2Q21 on an ‘As reported’ basis. When compared to 2Q19 and excluding the impact of IAS 29, SG&A declined 35.2%, to $23.2 million, mainly as a result of lower Taxes, Services and Fees.

Other Operating Expenses were $1.6 million in 2Q21, reflecting the recognition of a $1.0 million loss related to the prescription of tax credits on intangible assets in Brazil.

Costs and Expenses (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	137.4	135.5	1.4%	11.6	125.8	119.1	5.6%
Salaries and social security contributions	33.4	26.5	26.1%	0.3	33.1	26.8	23.5%
Concession fees	20.7	9.9	109.4%	0.2	20.5	10.0	105.4%
Construction service cost	12.1	29.8	-59.5%	-0.6	12.7	30.9	-59.0%
Maintenance expenses	19.1	13.8	38.2%	0.3	18.8	14.1	33.3%
Amortization and depreciation	33.8	44.3	-23.7%	11.4	22.4	25.9	-13.4%
Other	18.3	11.3	62.3%	0.1	18.3	11.4	60.1%
Cost of Services Excluding Construction Service cost	125.3	105.7	18.6%	12.2	113.1	88.2	28.2%
Selling, general and administrative expenses	23.4	23.0	1.9%	0.2	23.2	22.9	1.3%
Other expenses	1.6	0.4	292.6%	0.0	1.6	0.4	290.9%
Total Costs and Expenses	162.4	158.9	2.2%	11.9	150.5	142.5	5.6%
Total Costs and Expenses Excluding Construction Service cost	150.3	129.1	16.5%	12.5	137.9	111.6	23.5%

Costs and Expenses (in US$ million)

	2Q21 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	137.4	303.1	-54.7%	11.6	125.8	275.9	-54.4%
Salaries and social security contributions	33.4	51.0	-34.5%	0.3	33.1	49.3	-32.9%
Concession fees	20.7	41.0	-49.4%	0.2	20.5	39.3	-47.7%
Construction service cost	12.1	99.3	-87.9%	-0.6	12.7	93.8	-86.5%
Maintenance expenses	19.1	33.0	-42.2%	0.3	18.8	30.8	-39.0%
Amortization and depreciation	33.8	39.8	-15.1%	11.4	22.4	23.7	-5.4%
Other	18.3	38.9	-52.9%	0.1	18.3	39.0	-53.2%
Cost of Services Excluding Construction Service cost	125.3	203.7	-38.5%	12.2	113.1	182.1	-37.9%
Selling, general and administrative expenses	23.4	37.2	-37.0%	0.2	23.2	35.8	-35.2%
Other expenses	1.6	0.1	1,470.5%	0.0	1.6	0.1	1,463.7%
Total Costs and Expenses	162.4	340.4	-52.3%	11.9	150.5	311.8	-51.7%
Total Costs and Expenses Excluding Construction Service cost	150.3	241.0	-37.6%	12.5	137.9	218.0	-36.8%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 2Q21, CAAP reported Adjusted EBITDA of $7.7 million, up from an Adjusted EBITDA loss of $33.0 million in the year-ago period, mainly driven by Armenia, Argentina and, to a lesser extent, Ecuador. Adjusted EBITDA margin ex-IFRIC12, expanded to 5.9% from negative 64.5% in 2Q20.

Excluding the impact from IAS 29, Adjusted EBITDA was $7.1 million, up from an Adjusted EBITDA loss of $33.2 million in the year ago period, while Adjusted EBITDA margin excluding construction service expanded to 5.4%, from negative 64.1% in 2Q20, but contracted 32.0 percentage points from the 37.4% margin reported in 2Q19, or 31 percentage points from the 36.6% comparable margin which excludes the above mentioned $2.2 million one-time benefit in Italy in 2Q19.

Adjusted EBITDA by Segment (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Argentina	8.9	-5.5	261.2%	0.6	8.2	-5.8	241.9%
Italy	-4.4	-5.8	24.1%	-	-4.4	-5.8	24.1%
Brazil	-7.0	-8.8	20.3%	-	-7.0	-8.8	20.3%
Uruguay	0.7	0.1	562.9%	-	0.7	0.1	562.9%
Armenia	9.3	-3.0	411.5%	-	9.3	-3.0	411.5%
Ecuador	3.2	-3.3	197.0%	-	3.2	-3.3	197.0%
Unallocated	-1.9	-3.1	37.7%	-	-1.9	-3.1	37.7%
Perú	-1.0	-3.5	71.9%	-	-1.0	-3.5	71.9%
Total segment EBITDA	7.7	-33.0	123.5%	0.6	7.1	-33.2	121.4%

	2Q21 as reported	2Q19 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q19 ex IAS 29	% Var ex IAS 29
Argentina	8.9	72.3	-87.7%	0.6	8.2	67.0	-87.7%
Italy	-4.4	13.9	-131.7%	-	-4.4	13.9	-131.7%
Brazil	-7.0	3.0	-333.9%	-	-7.0	3.0	-333.9%
Uruguay	0.7	12.1	-94.5%	-	0.7	12.1	-94.5%
Armenia	9.3	12.1	-22.8%	-	9.3	12.1	-22.8%
Ecuador	3.2	6.5	-50.8%	-	3.2	6.5	-50.8%
Unallocated	-1.9	-1.2	-61.0%	-	-1.9	-1.2	-61.0%
Perú	-1.0	-0.4	-145.5%	-	-1.0	-0.4	-145.5%
Total segment EBITDA	7.7	118.5	-93.5%	0.6	7.1	113.1	-93.7%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported		IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-55.4	-75.8	-26.9%		-56.3	0.8	-73.0	-101.2%
Financial Income	-8.8	-8.7	1.5%		-0.2	-8.7	-9.0	-3.6%
Financial Loss	15.3	48.4	-68.4%		-58.7	74.0	73.7	0.4%
Inflation adjustment	-1.2	3.2	-138.6%		-1.1	-0.2	0.0	-
Income Tax Expense	22.1	-46.7	-147.3%		105.4	-83.3	-53.0	57.1%
Amortization and Depreciation	35.9	46.6	-23.0%		11.5	24.4	28.0	-12.8%
Adjusted EBITDA	7.7	-33.0	123.5%		0.6	7.1	-33.2	121.4%
Adjusted EBITDA Margin	5.7%	-40.3%	46.0	pp	-	5.3%	-39.8%	45.1	pp
Adjusted EBITDA Margin excluding Construction Service	5.9%	-64.5%	70.4	pp	-	5.4%	-64.1%	69.5	pp

Financial Income and Loss

CAAP reported a Net financial loss of $5.2 million in 2Q21 compared to a loss of $42.9 million in 2Q20. Had IAS 29 not been applied, and compared to 2Q19, Net financial loss would have increased $36.1 million, to a $65.1 million loss, mainly reflecting: (i) a higher net foreign exchange loss in Argentina in connection with its financial debt, (ii) higher losses from Changes in Liability for Concessions in Brazil as a result of an increase of the inflation index, and (iii) higher net interest expenses.

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Financial Income	8.8	8.7	1.5%	0.2	8.7	9.0	-3.6%
Interest income	5.6	7.0	-20.2%	0.1	5.5	7.1	-23.1%
Foreign exchange income	0.5	0.5	-4.2%	0.0	0.5	0.7	-29.6%
Other	2.8	1.1	151.1%	0.0	2.7	1.1	147.9%
Inflation adjustment	1.2	-3.2	-138.6%	1.1	0.2	0.0	-
Inflation adjustment	1.2	-3.2	-138.6%	1.1	0.2	0.0	-
Financial Loss	-15.3	-48.4	-68.4%	58.7	-74.0	-73.7	0.4%
Interest Expenses	-30.3	-17.0	78.1%	-0.4	-29.9	-17.2	73.6%
Foreign exchange transaction expenses	39.5	-18.4	-314.6%	59.1	-19.6	-43.5	-54.9%
Changes in liability for concessions	-22.2	-7.6	191.7%	-	-22.2	-7.6	191.7%
Other expenses	-2.3	-5.4	-57.4%	0	-2.3	-5.4	-57.4%
Financial Loss, Net	-5.2	-42.9	-87.9%	59.9	-65.1	-64.7	0.7%

See “Use of Non-IFRS Financial Measures” on page 24.

Income Tax Expense

During 2Q21, the Company reported an income tax expense of $22.1 million, driven by a $25.0 million loss in Argentina mainly due to a change in the corporate income tax rate in the country, established in 2Q21.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q21, CAAP reported a Net Loss of $55.4 million compared to a Net Loss of $75.8 million in 2Q20, and Net Income of $55.4 million in 2Q19. The comparison against 2Q19 is largely explained by the impact of the pandemic on operating results, combined with higher income tax expenses of $9.0 million, partially offset by a decline of $2.5 million in net financial expenses.

During 2Q21, the Company reported a Net Loss Attributed to Owners of the Parent of $34.0 million and losses per common share of $0.21, compared with a Net Loss Attributable to Owners of the Parent of $55.4 million in 2Q20 equivalent to a loss per common share of $0.35 for the same period last year. In 2Q19, the Company reported Net Income Attributed to Owners of the Parent of $49.1 million and earnings per common share of $0.31.

Consolidated Financial Position

As of June 30, 2021, cash and cash equivalents amounted to $210.3 million, declining 17.8%, or $45.6 million, from the $255.9 million reported as of March 31, 2021. Total liquidity position at June 30, 2021, which included cash and cash equivalents as well as other financial assets, was $286.9 million, down $39.8 million from $326.8 million at March 31, 2021, mainly due to $30.0 million in debt service in Argentina , together with cash used in operations and mandatory investments in Italy.

Total Debt at the close of the quarter declined 0.4%, or $5.1 million, to $1,339.7 million, from $1,344.8 million as of December 31, 2020. An amount of $766.8 million, or 57.2% of total debt is denominated in U.S. dollars, while $278.4 million, or 20.8%, is denominated in Euros, $249.6 million, or 18.6%, is in Brazilian Reals, $44.4 million, or 3.3%, is in Argentine Pesos, and $0.5 million, or 0.1% in denominated in Armenian Drams.

The Net Debt to LTM Adjusted EBITDA ratio stood at 23.5x as of June 2021, compared with Net Debt to Adjusted EBITDA of 14.0x as of December 2020, reflecting the decline in LTM Adjusted EBITDA. As of June 30, 2021, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2021		As of Mar 31, 2021		As of Dec 31, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	n.m.		-21.68	x	98.95	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	n.m.		-17.49	x	78.28	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	23.50	x	-326.72	x	14.02	x
Total Debt	1,339.7		1,323.5		1,344.8
Short-Term Debt	241.0		238.9		216.4
Long-Term Debt	1,098.7		1,084.6		1,128.4
Cash & Cash Equivalents	210.3		255.9		281.0
Total Net Debt[3]	1,129.4		1,067.6		1,063.8
1	The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.
2	The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
3	The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.
4	LTM Adjusted EBITDA as of June 30, 2021 was negative $17.8 million.
5	LTM Adjusted EBITDA excluding impairment of intangible assets as of June 20, 2021 was $48.1 million.

Total Debt by Segment (in US$ million)
	As of June 30, 2021	As of Mar 31, 2021	As of Dec 31, 2020
Argentina	515.3	533.7	530.8
Italy (1)	244.9	244.8	256.7
Brazil (2)	252.7	224.9	241.8
Uruguay	236.7	228.6	222.4
Armenia	64.2	64.4	64.8
Ecuador	25.9	27.1	28.2
Total	1,339.7	1,323.5	1,344.8
1	Of which approximately $174.8 million remain at Toscana Aeroporti level.
2	Of which approximately $234.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	339.2	320.9	620.3	457.6	1,738.0
1	The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of June 30, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	100.6	120.6	183.3	45.8	450.2
	Interest	USD	27.4	18.8	29.9	1.6	77.8
	Principal	ARS	30.7	39.3	-	-	70.0
	Interest	ARS	28.7	8.7	-	-	37.4
Italy	Principal	EUR	54.7	22.6	157.4	11.4	246.1
	Interest	EUR	5.0	4.9	8.3	0.1	18.2
Brazil	Principal	R$	16.3	13.7	47.2	174.1	251.4
	Interest	R$	18.7	17.8	46.5	55.8	138.8
Uruguay	Principal	USD	18.3	24.0	65.5	137.3	245.1
	Interest	USD	15.9	14.5	35.1	31.6	97.1
Armenia	Principal	USD	5.2	12.3	14.4	-	31.9
	Interest	USD	1.9	1.4	0.7	-	4.0
	Principal	DRAM	0.6	-	-	-	0.6
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	5.7	13.5	15.8	-	35.0
	Interest	EUR	2.0	1.5	0.7	-	4.3
Ecuador	Principal	USD	5.7	5.8	13.9	-	25.5
	Interest	USD	1.8	1.4	1.5	-	4.7
Total			339.2	320.9	620.3	457.6	1,738.0

Cash by Segment (in US$ million)
	As of June 30, 2021	As of Mar 31, 2021	As of Dec 31, 2020
Argentina	42.8	66.7	61.6
Italy (1)	60.0	78.6	99.8
Brazil (2)	6.0	11.7	13.3
Uruguay	18.5	15.9	13.4
Armenia	27.8	21.7	18.9
Ecuador	5.6	8.8	19.2
Intermediate holding Companies	49.5	52.5	54.8
Total	210.3	255.9	281.0
1	Of which approximately $58.0 million remain at Toscana Aeroporti level.
2	Of which approximately $5.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q21, CAAP made capital expenditures of $17.5 million on an ‘As reported’ basis, or $18.2 million when excluding IAS 29, a 44.6% YoY decline from $32.8 million ex-IAS in 2Q20, mainly reflecting lower capex in Argentina, Ecuador and Uruguay, in line with the Company´s strategy of preserving liquidity in the current environment. The most significant investments in 2Q21 include:

▪	$9.0 million in Italy, mainly attributed to baggage handling system (BHS) upgrades at both airports and extraordinary maintenance works on Florence runway, and

▪	$4.6 million on an ‘As reported’ basis, or $5.3 million when excluding the impact of IAS29 in Argentina, primarily for construction works of the new departure terminal building at Ezeiza Airport, together with the remodeling of the terminal building at Bariloche Airport.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns that indicate with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q21.

	2Q21 as reported	2Q20 as reported	% Var as reported		IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	1.3	0.0	4,246.9%		-	1.3	0.0	4,246.9%
International Passengers (in millions) (1)	0.3	0.1	440.7%		-	0.3	0.1	440.7%
Transit Passengers (in millions) (1)	0.1	0.0	1,945.4%		-	0.1	0.0	1,945.4%
Total Passengers (in millions) (1)	1.7	0.1	1,849.7%		-	1.7	0.1	1,849.7%
Cargo Volume (in thousands of tons)	44.0	26.1	68.4%		-	44.0	26.1	68.4%
Total Aircraft Movements (in thousands)	43.0	12.0	257.0%		-	43.0	12.0	257.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.4	3.3	337.8%		0.3	14.1	3.5	303.8%
Non-aeronautical revenue	50.0	48.1	3.9%		0.7	49.3	49.7	-0.8%
Commercial revenue	45.4	28.9	57.0%		1.3	44.1	29.4	49.9%
Construction service revenue	4.7	19.2	-75.7%		-0.6	5.3	20.2	-73.9%
Other Revenues	-0.1	0.0	-		-	-0.1	0.0	-
Total Revenue	64.5	51.4	25.5%		1.0	63.5	53.2	19.3%
Total Revenue Excluding IFRIC12(2)	59.8	32.2	85.8%		1.6	58.2	33.0	76.4%
Cost of Services	67.2	80.6	-16.6%		11.6	55.6	64.2	-13.3%
Selling, general and administrative expenses	8.4	7.3	15.4%		0.2	8.2	7.3	12.1%
Other expenses	0.2	0.0	-		0.0	0.2	0.0	-
Total Costs and Expenses	75.9	87.9	-13.6%		11.9	64.0	71.4	-10.3%
Total Costs and Expenses Excluding IFRIC12(3)	71.3	68.8	3.6%		12.5	58.8	51.2	14.8%
Adjusted Segment EBITDA	8.9	-5.5	261.2%		0.6	8.2	-5.8	241.9%
Adjusted Segment EBITDA Mg	13.8%	-10.7%	24.5	pp	-	13.0%	-10.9%	23.9	pp
Adjusted EBITDA Margin excluding IFRIC 12(4)	14.8%	-17.2%	32.0	pp	-	14.1%	-17.6%	31.7	pp
Capex	4.6	21.1	-78.4%		-0.7	5.3	20.2	-73.9%
1)	See Note 1 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M21 as reported	6M20 as reported	% Var as reported		IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	3.5	5.7	-38.3%		-	3.5	5.7	-38.3%
International Passengers (in millions) (1)	0.7	2.9	-75.0%		-	0.7	2.9	-75.0%
Transit Passengers (in millions) (1)	0.2	0.3	-38.5%		-	0.2	0.3	-38.5%
Total Passengers (in millions) (1)	4.5	9.0	-50.3%		-	4.5	9.0	-50.3%
Cargo Volume (in thousands of tons)	80.2	71.7	11.9%		-	80.2	71.7	11.9%
Total Aircraft Movements (in thousands)	92.9	105.8	-12.2%		-	92.9	105.8	-12.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	35.1	88.5	-60.3%		1.6	33.5	93.2	-64.0%
Non-aeronautical revenue	119.6	134.4	-11.0%		2.9	116.7	140.9	-17.2%
Commercial revenue	90.4	79.0	14.5%		4.2	86.3	82.1	5.1%
Construction service revenue	29.2	55.4	-47.4%		-1.3	30.4	58.9	-48.4%
Total Revenue	154.7	222.9	-30.6%		4.5	150.2	234.1	-35.8%
Total Revenue Excluding IFRIC12(2)	125.6	167.4	-25.0%		5.8	119.8	175.2	-31.6%
Cost of Services	149.5	217.6	-31.3%		23.9	125.6	186.4	-32.6%
Selling, general and administrative expenses	14.9	21.6	-31.1%		0.8	14.1	22.0	-35.9%
Other expenses	8.9	0.1	8,844.1%		0.2	8.7	0.2	4,251.7%
Total Costs and Expenses	173.3	239.4	-27.6%		24.9	148.4	208.5	-28.8%
Total Costs and Expenses Excluding IFRIC12(3)	144.2	184.0	-21.6%		26.2	118.1	149.7	-21.1%
Adjusted Segment EBITDA	20.2	50.1	-59.7%		1.8	18.4	52.4	-64.8%
Adjusted Segment EBITDA Mg	13.1%	22.5%	-9.4	pp	-	12.3%	22.4%	-10.1	pp
Adjusted EBITDA Margin excluding IFRIC 12(4)	16.1%	29.9%	-13.8	pp	-	15.3%	29.8%	-14.5	pp
Capex	29.2	55.4	-47.4%		-1.3	30.4	58.9	-48.4%
5)	See Note 1 in Table "Operating & Financial Highlights”
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 18.5x YoY reflecting easier comparisons as passenger traffic in 2Q20 declined 99.2% YoY due to government air travel restrictions introduced to contain the Covid-19 pandemic. Compared to 2Q19, however, passenger traffic declined 83.5% impacted by the Covid-19 pandemic. International passenger traffic increased 4.4x YoY, but decreased 91.2% when compared to 2Q19, improving from the 88.1% drop reported in 1Q21 versus 1Q19, but still impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, with certain exceptions. Furthermore, starting March 27, 2021, flights from Brazil, Chile and Mexico were banned from entering the country and additional travel requirements are in force for Argentine nationals. In addition, starting the last week of June, a limit of 600 arriving international passengers per day was established, although the limit was gradually relaxed, currently allowing 1,700 passengers per day. Domestic passenger traffic increased 42.5x YoY but declined 80.1% against 2Q19.

Revenues increased 25.5% YoY to $64.5 million in 2Q21 on an ‘As reported’ basis or 19.3% to $63.5 million when excluding the impact of rule IAS29, primarily due to increases in Aeronautical revenues and Commercial revenues reflecting easier comparisons as 2Q20 was the first quarter fully impacted by the Covid-19 pandemic. This was partially offset by lower construction revenues as a result of lower capex in the quarter. When compared to 2Q19 and excluding both Construction Service and the impact of IAS 29, revenues would have declined 62.8%, or $98.3 million to $58.2 million, mainly impacted by the pandemic and the FX translation effect on local currency revenues resulting from the 113.7% YoY average Argentine peso depreciation since 2Q19.

•	Aeronautical Revenues ex-IAS29 declined 85.1% against 2Q19, or $80.5 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced on March 15, 2021.

•	Commercial Revenues ex-IAS29 fell 28.9% compared to 2Q19, or $17.9 million, mainly driven by the following declines:

•	79.0%, or $12.8 million, in passenger-related services, including Duty Free, Parking, VIP Lounge, Catering and F&B revenues, due to lower passenger traffic,

•	40.3%, or $1.8 million, in Other Services revenues in line with the decrease of passenger volume,

•	63.1%, or $2.3 million, in Rental of space, due to discounts granted to airlines in relation with hangar space, and

•	74.4%, or $1.3 million, in Fueling revenues due lower variable fees collected from third parties due to the overall decline in operations.

These declines were partially offset by an increase of 6.2%, or $2.0 million, in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020, coupled with a 50% increase in handling services activity.

Total Costs and Expenses declined 13.6% YoY to $75.9 million in 2Q21 on an ‘As reported’ basis, mainly reflecting a decline in Construction Service cost due to lower capex in the period. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 14.8% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in 2Q20. When compared to 2Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services would have declined 42.5%, or $43.4 million, primarily due to lower operating expenses and Concession Fees.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 42.1% compared to 2Q19, or $36.6 million, driven mainly by the following declines:

•	62.5%, or $14.5 million, in Concession Fees, in line with lower revenues,

•	39.4%, or $9.0 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar,

•	26.8%, or $6.0 million, in Salaries and Social Security Contribution expenses, primarily due to the reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation,

•	70.3%, or $2.7 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic, and

•	50.7%, or $2.6 million, in Services and Fees, mainly driven by suspension of all non-essential services due to the Covid-19 pandemic and decline in airport activity.

•	SG&A ex-IAS29 decreased by 45.1% against 2Q19, or $6.7 million, to $8.2 million in 2Q21, mainly due to the following declines:

•	A 56.7%, or $5.2 million, in Taxes reflecting lower turnover taxes and banking transaction taxes, related to the decline in revenues, and

•	An 86.8%, or $1.1 million, in Office expenses, $1.4 million in office expenses reflecting the classification of IATA and SITA expenses as Cost of services, instead of SG&A since 4Q19,

Adjusted Segment EBITDA increased $14.4 million YoY to $8.9 million in 2Q21 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $8.2 million with Adjusted EBITDA margin EX-IFRIC12 of 14.1% in the quarter, compared to negative 17.6% in 2Q20. Compared to 2Q19, Adjusted EBITDA excluding IAS 29 declined 87.7%, or $58.8 million from $67.0 million, while Adjusted EBITDA margin EX-IFRIC12 contracted 28.6 percentage points from 42.7%.

During 2Q21 CAAP made Capital Expenditures of $4.6 million on an ‘As reported’ basis, or $5.3 million when excluding the impact of IAS29, primarily due to construction works related to the new departure terminal building at Ezeiza Airport, together with the remodeling of the terminal building at Bariloche Airport.

Italy

The approval of the Half-Year Financial Report at June 30, 2021 by the Board of Directors of Toscana Aeroporti S.p.A. is scheduled for September 8, 2021.

	2Q21	2Q20	% Var.		6M21	6M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.2	0.0	1,354.8%		0.2	0.3	-31.5%
International Passengers (in millions)	0.2	0.0	1,344.3%		0.2	0.7	-73.1%
Transit Passengers (in millions)	0.0	0.0	-		0.0	0.0	-63.9%
Total Passengers (in millions)	0.3	0.0	1,349.8%		0.4	1.0	-61.1%
Cargo Volume (in thousands of tons)	3.7	3.1	19.5%		7.1	6.3	12.6%
Total Aircraft Movements (in thousands)	6.9	1.8	285.0%		9.1	13.1	-30.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	5.7	1.5	280.7%		7.7	14.2	-45.6%
Non-aeronautical revenue	9.7	3.0	222.8%		15.9	11.8	34.6%
Commercial revenue	3.8	1.4	169.2%		6.7	7.3	-8.9%
Construction service revenue	5.6	1.5	270.5%		8.7	4.1	111.2%
Other revenue	0.4	0.1	257.6%		0.6	0.4	41.9%
Total Revenue	15.4	4.5	242.1%		23.6	25.9	-8.9%
Total Revenue Excluding IFRIC12(1)	9.8	3.0	227.9%		14.9	21.9	-31.8%
Cost of Services	20.4	10.6	92.2%		36.5	33.1	10.2%
Selling, general and administrative expenses	3.2	2.6	24.3%		6.1	5.6	9.4%
Other Expenses	0.1	0.1	-100.0%		0.1	0.2	-62.5%
Total Costs and Expenses	23.7	13.3	78.1%		42.7	38.8	10.0%
Total Costs and Expenses Excluding IFRIC12(2)	18.7	12.1	54.3%		35.0	35.5	-1.5%
Adjusted Segment EBITDA	-4.4	-5.8	24.1%		-12.1	-6.9	-74.8%
Adjusted Segment EBITDA Mg	-28.6%	-130.8%	102.2	pp	-51.1%	-26.7%	-24.4	pp
Adjusted EBITDA Margin excluding IFRIC 12(3)	-50.3%	-204.1%	153.8	pp	-87.2%	-35.1%	-52.1	pp
Capex	9.0	1.6	459.4%		12.2	4.6	165.3%
1	Excludes Construction Service revenue.
2	Excludes Construction Service cost.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 13.5x YoY reflecting easier comparisons as passenger traffic in 2Q20 declined 99.1% due to air travel restrictions introduced to contain the Covid-19 pandemic. Compared to 2Q19, however, passenger traffic declined 86.2% YoY, an improvement from the 92.6% YoY drop in 1Q21, reflecting a gradual recovery in demand heading into the European summer season and better sanitary conditions in the region. Domestic traffic was down 66.5% compared to 2Q19, an improvement from the 84.6% YoY decline posted in 1Q21, while international traffic declined 91.2% against 2Q19, increasing slightly from the 95.8% YoY drop in 1Q21. Importantly, during 1Q21 Florence Airport was closed to operations from February 1st to April 1st, 2021, to allow the execution of works on the runway. Throughout the quarter, traffic declined 94.7% in April, 90.4% in May but improved to a decline of 74.9% in June, when compared to the respective month of 2019. This was mainly driven by higher passenger traffic heading into the summer season.

Revenues increased 242.1% YoY to $15.4 million in 2Q21 due to increases in Aeronautical revenues and Commercial revenues reflecting easier comparisons as 2Q20 was the first quarter fully impacted by the Covid-19 pandemic, and further supported by an increase in Construction service revenue due to higher Capex in the period. When compared to 2Q19, revenues excluding Construction service declined 73.3%, or $27.1 million, to $9.8 million, mainly driven lower passenger traffic due to the Covid-19 pandemic.

•	Aeronautical Revenues dropped 78.5%, or $20.9 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence Airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence Airport increased in March 2020 and at Pisa Airport in February 2020, and again at both airports in February 2021. This was further supported by the 6.8% average appreciation of the Euro against the US dollar since 2Q19.

•	Commercial Revenues declined 61.9% YoY, or $6.1 million, mainly due reductions in Parking, F&B and VIP Lounge revenues and to a lesser extent in car rental revenues.

Total Costs and Expenses increased 78.1% YoY in 2Q21 mainly reflecting higher Construction Service costs due to increased capex in the period. Excluding Construction Service, Total Cost and Expenses rose 54.3% YoY to $18.7 million, due to an increase in operating costs following higher airport activity when compared to 2Q20. By contrast, against the same quarter in 2019, Total Cost and Expenses declined 35.5%, or $10.1 million when excluding Construction Services and a $2.2 million one-time benefit 2Q19, primarily due to lower operating expenses and Concession Fees, partially offset by the appreciation of the euro against the US dollar.

•	Cost of Services excluding Construction service declined 39.4%, or $10.0 million, against 2Q19 on a comparable basis, due to the following declines:

•	40.2%, or $5.0 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with a reduction in working hours,

•	44.0%, or $2.4 million, in Services and Fees expenses mainly due to the suspension or reduction in scope of certain maintenance contracts, mainly in porterage and security services, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	81.1%, or $1.7 million, in Concession Fees due to lower passenger traffic, excluding the $2.2 million one-time item in 2Q19 from the positive outcome of a claim against the Ministry of Transport regarding the Fire Brigade Protection Fund dispute.

•	SG&A declined 4.9% to $3.2 million in 2Q21 against 2Q19 mainly reflecting lower Services and Fees, and Salaries and Social Contribution expenses.

Adjusted Segment EBITDA improved $1.4 million YoY to a loss of $4.4 million in 2Q21. Against 2Q19, comparable Adjusted EBITDA excluding the one-time benefit described above declined by $16.1 million from $13.0 million in 2Q19, with Adjusted Segment EBITDA margin ex-IFRIC12 contracting to negative 50.3%.

During 2Q21 CAAP made Capital Expenditures for $9.0 million, mainly attributed to X-ray machines in connection with the upgrade of the baggage handling systems in Florence and Pisa airports, together with the completion of the extraordinary maintenance works on Florence runway.

Brazil

	2Q21	2Q20	% Var.		6M21	6M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	1.2	0.2	478.9%		2.8	2.8	0.3%
International Passengers (in millions) (1)	0.0	0.0	2,484.7%		0.0	0.2	-88.2%
Transit Passengers (in millions) (1)	0.8	0.0	2,121.1%		1.8	1.6	13.5%
Total Passengers (in millions) (1)	2.0	0.2	725.6%		4.7	4.6	1.3%
Cargo Volume (in thousands of tons)	16.4	3.2	416.5%		30.1	18.9	59.7%
Total Aircraft Movements (in thousands)	21.8	7.3	197.6%		48.1	44.0	9.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	4.0	0.8	399.9%		8.9	12.2	-27.4%
Non-aeronautical revenue	7.5	5.2	44.4%		15.2	17.7	-14.3%
Commercial revenue	7.5	5.2	44.4%		15.2	17.7	-14.3%
Total Revenue	11.5	6.0	91.8%		24.0	29.9	-19.7%
Cost of Services	14.5	12.7	14.0%		28.9	33.3	-13.3%
Selling, general and administrative expenses	2.7	4.3	-38.1%		5.2	8.3	-37.2%
Other expenses	1.1	0.0	-		1.5	4.5	-67.7%
Total Costs and Expenses	18.2	16.9	7.7%		35.5	46.1	-22.9%
Adjusted Segment EBITDA	-7.0	-8.8	20.3%		-9.4	-11.3	16.7%
Adjusted Segment EBITDA Mg	-61.0%	-146.9%	85.9	pp	-39.2%	-37.8%	-1.4	pp
Capex	0.3	0.3	0.1%		0.7	2.2	-68.4%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic increased 7.3x YoY reflecting easier comparisons as passenger traffic in 2Q20 declined 94.3% due to the Covid-19 pandemic. Compared to 2Q19, however, passenger traffic dropped 52.9% YoY, impacted by lower demand driven by the second wave of Covid-19 in the country through April 2021.Throughout the quarter, domestic traffic hit a low in April, with a decline of 69.1% compared to the same month of 2019, due to lower demand driven by the sharp increase of Covid-19 cases in the country earlier in the year, but improved sequentially in May and June to declines of 49.4% and 30.3% respectively against 2019.

Revenues in 2Q21 increased 91.8% YoY to $11.5 million in 2Q21 due to increases in Aeronautical and Commercial revenues reflecting easier comparisons as 2Q20 was impacted by the Covid-19 pandemic. When compared to 2Q19, revenues declined 59.5%, or $16.9 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the average 34.9% depreciation of the Brazilian real against the US dollar since 2Q19. In local currency, revenues fell 45.4% compared to 2Q19.

•	Aeronautical Revenues declined 68.8% vs 2Q19, or $8.8 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real. Measured in local currency, Aeronautical revenues dropped 57.9%.

•	Commercial Revenues declined 51.9%, or $8.1 million, also impacted by lower passenger traffic, and currency depreciation. Commercial revenues in local currency decreased 35.1% mainly driven by declines in F&B, VIP Lounge and Retail Stores, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, lower Rental of space revenues, as a result of the discounts granted and closure of operations of certain clients, and a lower Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses increased 7.7% YoY to $18.2 million, reflecting higher operating costs following increased passenger traffic when compared to 2Q20. Against 2Q19, however, Total Cost and Expenses declined 35.7%, or $10.1 million primarily due to lower operating expenses, further supported the Brazilian Real depreciation against the US dollar.

•	Cost of Services declined 40.4%, or $1.8 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 34.9% average depreciation of the Brazilian Real since 2Q19. In local currency, cost of services dropped 14.4%, mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A fell 39.5%, or $1.7 million, to $2.7 million on an ‘As reported’ basis. In local currency, SG&A fell 40.9%, reflecting a reduction in bad debts and lower salaries and social contributions.

Other Operating Income was a loss of $2.3 million in 2Q21, reflecting a $2.5 million reversal in relation with the economic equilibrium compensation obtained in 2020, as the amount of the damage to be compensated was lower than originally projected at the time of the calculation.

Other Operating Expenses was $1.0 million in 2Q21, reflecting the recognition of a loss related to the prescription of tax credits on intangible assets.

Adjusted Segment EBITDA increased $1.8 million YoY to a loss of $7.0 million in 2Q21, but declined $10.0 million when compared to 2Q19, with negative Adjusted Segment EBITDA Margin of 61% in the quarter.

Uruguay

	2Q21	2Q20	% Var.		6M21	6M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	863.0%		0.0	0.0	25.1%
International Passengers (in millions)	0.1	0.0	567.2%		0.1	0.5	-82.0%
Transit Passengers (in millions)	0.0	0.0	-61.6%		0.0	0.0	-88.7%
Total Passengers (in millions)	0.1	0.0	551.1%		0.1	0.5	-82.0%
Cargo Volume (in thousands of tons) (1)	8.9	9.5	-6.1%		15.1	16.2	-6.8%
Total Aircraft Movements (in thousands)	3.2	1.0	206.2%		5.5	8.7	-36.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	2.1	0.5	312.1%		3.9	17.2	-77.5%
Non-aeronautical revenue	8.9	9.7	-8.1%		15.8	25.1	-37.1%
Commercial revenue	6.9	5.1	35.3%		13.3	18.1	-26.8%
Construction service revenue	2.0	4.6	-56.4%		2.5	6.9	-63.5%
Total Revenue	11.0	10.2	7.6%		19.7	42.2	-53.4%
Total Revenue Excluding IFRIC12(2)	9.0	5.6	60.2%		17.1	35.3	-51.5%
Cost of Services	11.5	11.3	2.1%		20.8	26.7	-22.0%
Selling, general and administrative expenses	1.9	1.9	2.2%		3.8	6.1	-37.3%
Total Costs and Expenses	13.5	13.3	1.6%		24.7	32.8	-24.7%
Total Costs and Expenses Excluding IFRIC12(3)	11.5	8.7	32.2%		22.2	25.9	-14.4%
Adjusted Segment EBITDA	0.7	0.1	562.9%		1.5	15.3	-90.1%
Adjusted Segment EBITDA Mg	6.0%	0.7%	5.3	pp	7.7%	36.1%	-284.0	pp
Adjusted EBITDA Margin excluding IFRIC 12 (4)	7.4%	1.3%	6.1	pp	8.9%	43.2%	-34.3	pp
Capex	3.0	5.0	-40.4%		3.7	9.2	-59.5%
1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 5.5x YoY reflecting easier comparisons as passenger traffic in 2Q20 declined 98.4% due to air travel restrictions introduced to contain the Covid-19 pandemic. Compared to 2Q19, however, passenger traffic declined 89.7% YoY, a slight improvement from the 91.5% drop posted in 1Q21, impacted by the prolonged closure of borders to non-resident foreigners, coupled with weak demand. Throughout the quarter, passenger traffic improved from declines of 92.7% decline in April, to 89.6% and 86.4% in May and June, respectively, when compared to the same month of 2019.

Revenues in 2Q21 increased 7.6% YoY to $11.0 million in 2Q21 on an ‘As reported’ basis, or 60.2% when excluding Construction service revenue. Compared to 2Q19, and excluding IFRIC12, revenues declined 66.7%, or $17.9 million, to $9.0 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues declined 85.9% YoY, or $12.5 million, to $2.1 million, reflecting lower passenger fees revenues, in line with lower passenger traffic from the impact of the Covid-19 pandemic.

•	Commercial Revenues declined 43.4%, or $5.3 million, to $6.9 million, reflecting decreases of 86.3%, or $2.3 million, in Duty Free revenues, 85.0%, or $1.0 million, in VIP Lounge revenues, and 73.9%, or $1.0 million, in other passenger-related services, all as a result of lower passenger traffic. This was partially offset by the good performance of the cargo terminal that delivered a 14.5% increase in operated volume while revenues were in line with the same period of 2019.

Total Costs and Expenses increased 1.6% YoY to $13.5 million. Excluding Construction Service, Total Cost and Expenses rose 32.2% YoY to $11.5 million, due to an increase in operating costs following higher traffic activity when compared to 2Q20. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 33.1%, or $5.7 million, primarily due to lower operating expenses, further supported local currency depreciation against the US dollar.

•	Cost of services were down 14.5% compared to 2Q19, or $2.0 million. Excluding Construction service cost, cost of services declined 28.3%, or $3.8 million, reflecting the following cost reductions:

•	A 46.1%, or $2.4 million, in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program, further supported by a 25.9% average depreciation of the local currency against the US dollar since 2Q19, and

•	A 59.0%, or $1.6 million, in Maintenance expenses due to renegotiation of operating expenses contracts, together with a decline in SISCA fees due to lower passenger traffic.

•	SG&A declined 48.9%, or $1.9 million, to $1.9 million, due to decreases of $0.8 million in other expenses, driven by lower collection fees from airlines and lower VIP lounge expenses, together with a $0.3 million decline in Salaries and social contributions.

Adjusted Segment EBITDA increased $0.6 million YoY to $0.7 million in 2Q21, but declined $11.4 million when compared to 2Q19, with Adjusted EBITDA Margin Ex IFRIC12 of 7.4% in the quarter compared with 45.2% in 2Q19.

During 2Q21, CAAP made Capital Expenditures of $3.0 million in Uruguay, reflecting works at the Punta del Este Airport.

Subsequent Events

Punta del Este Airport Concession Agreement

On July 20, 2021, the Uruguayan Government authorized the initiation of negotiations with Consorcio Aeropuertos Internacionales S.A. (“CAISA”) in order to modify the existing concession agreement, aiming to set a new schedule of investments, as well as to restore the economic and financial equilibrium related to the concession of Punta del Este Airport.

AA2000 filed a proposal with ORSNA to apply Aerolíneas Argentinas outstanding amounts to pending concession payments

On July 21, 2021, AA2000 sent a proposal to National Airport System Regulatory Body (“ORSNA”) to transfer to the Development Trusts the amounts owed by Aerolíneas Argentinas until March 31, 2020 (AR$120.6 million and US$36.5 million). The amounts will be applied to pending and future concession fee amounts and mandatory payments into the Development Trusts, accrued starting November 2020.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q21, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

2Q21 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, August 19, 2021
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Ms. Gimena Albanesi, Head of Financial Planning AA2000
Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)
Webcast:	https://services.choruscall.com/links/caap210819.html
Replay:	Participants can access the replay through August 26, 2021 by dialing:
1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10159613.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Argentina(1)
Domestic Passengers (in millions)	1.3	0.0	4,246.9%	3.5	5.7	-38.3%
International Passengers (in millions)	0.3	0.1	440.7%	0.7	2.9	-75.0%
Transit passengers (in millions)	0.1	0.0	1,945.4%	0.2	0.3	-38.5%
Total passengers (in millions)	1.7	0.1	1,849.7%	4.5	9.0	-50.3%
Cargo volume (in thousands of tons)	44.0	26.1	68.4%	80.2	71.7	11.9%
Aircraft movements (in thousands)	43.0	12.0	257.0%	92.9	105.8	-12.2%
Italy
Domestic Passengers (in millions)	0.2	0.0	1,354.8%	0.2	0.3	-31.5%
International Passengers (in millions)	0.2	0.0	1,344.3%	0.2	0.7	-73.1%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-63.9%
Total passengers (in millions)	0.3	0.0	1,349.8%	0.4	1.0	-61.1%
Cargo volume (in thousands of tons)	3.7	3.1	19.5%	7.1	6.3	12.6%
Aircraft movements (in thousands)	6.9	1.8	285.0%	9.1	13.1	-30.6%
Brazil(2)
Domestic Passengers (in millions)	1.2	0.2	478.9%	2.8	2.8	0.3%
International Passengers (in millions)	0.0	0.0	2,484.7%	0.0	0.2	-88.2%
Transit passengers (in millions)	0.8	0.0	2,121.1%	1.8	1.6	13.5%
Total passengers (in millions)	2.0	0.2	725.6%	4.7	4.6	1.3%
Cargo volume (in thousands of tons)	16.4	3.2	416.5%	30.1	18.9	59.7%
Aircraft movements (in thousands)	21.8	7.3	197.6%	48.1	44.0	9.3%
Uruguay(3)
Domestic Passengers (in millions)	0.0	0.0	863.0%	0.0	0.0	25.1%
International Passengers (in millions)	0.1	0.0	567.2%	0.1	0.5	-82.0%
Transit passengers (in millions)	0.0	0.0	-61.6%	0.0	0.0	-88.7%
Total passengers (in millions)	0.1	0.0	551.1%	0.1	0.5	-82.0%
Cargo volume (in thousands of tons)	8.9	9.5	-6.1%	15.1	16.2	-6.8%
Aircraft movements (in thousands)	3.2	1.0	206.2%	5.5	8.7	-36.4%
Ecuador(4)
Domestic Passengers (in millions)	0.2	0.0	1,572.1%	0.4	0.5	-28.2%
International Passengers (in millions)	0.3	0.0	1,370.1%	0.5	0.5	7.0%
Transit passengers (in millions)	0.0	0.0	107.3%	0.0	0.0	-69.9%
Total passengers (in millions)	0.5	0.0	1,333.2%	0.9	1.0	-12.4%
Cargo volume (in thousands of tons)	5.2	2.6	99.6%	9.6	9.7	-0.9%
Aircraft movements (in thousands)	12.0	4.4	173.6%	23.2	21.6	7.7%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.5	0.0	1,716.7%	0.8	0.6	32.7%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.5	0.0	1,716.7%	0.8	0.6	32.7%
Cargo volume (in thousands of tons)	4.3	2.3	87.8%	7.5	6.6	13.8%
Aircraft movements (in thousands)	4.7	0.9	428.7%	7.7	6.4	21.0%
Peru(5)
Domestic Passengers (in millions)	0.4	0.0	1,635.1%	0.7	0.8	-13.2%
International Passengers (in millions)	0.0	0.0	-73.5%	0.0	0.0	-60.0%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.4	0.0	1,596.5%	0.7	0.8	-13.5%
Cargo volume (in thousands of tons)	0.7	0.1	399.8%	1.4	1.2	14.8%
Aircraft movements (in thousands)	4.3	1.0	312.1%	7.7	7.5	2.2%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
5)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q21	2Q20	2Q21	2Q20	1Q21	1Q20	1Q21	1Q20
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	94.06	67.66	95.72	70.46	88.58	61.40	92.00	64.47
Euro	0.83	0.91	0.84	0.89	0.83	0.91	0.85	0.91
Brazilian Real	5.29	5.39	5.00	5.48	5.48	4.47	5.70	5.20
Uruguayan Peso	43.89	43.12	43.58	42.21	43.16	39.68	44.19	43.01

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	45.7	8.0	471.3%	0.3	45.4	8.2	453.5%
Passenger use fees	29.8	2.6	1,047.1%	0.2	29.6	2.7	995.7%
Aircraft fees	12.9	4.6	179.8%	0.1	12.8	4.7	172.2%
Other	3.0	0.8	276.0%	-	3.0	0.8	276.0%

Commercial Revenue Breakdown (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Commercial revenue	76.5	43.6	75.6%	1.3	75.3	44.1	70.6%
Warehouse use fees	41.3	28.4	45.5%	0.7	40.7	29.1	39.7%
Duty free shops	3.7	-0.7	624.7%	0.1	3.6	-0.7	616.4%
Rental of space (including hangars)	5.4	3.8	42.9%	0.0	5.4	3.8	41.9%
Parking facilities	2.1	0.7	196.2%	0.0	2.0	0.7	192.8%
Fuel	6.4	1.7	279.0%	0.0	6.4	1.7	278.2%
Food and beverage services	1.9	0.6	224.6%	0.1	1.9	0.5	274.2%
Advertising	2.6	2.4	7.2%	0.1	2.5	2.3	7.1%
Services and retail stores	1.6	0.6	163.5%	0.0	1.6	0.6	160.5%
Catering	0.5	0.1	351.3%	0.0	0.4	0.1	343.4%
VIP lounges	3.1	1.3	139.2%	0.2	2.9	1.3	125.1%
Walkway services	1.1	0.6	80.2%	0.0	1.1	0.7	52.1%
Other	6.9	4.0	71.7%	0.1	6.8	4.0	69.5%

Revenues by Segment (in US$ million)

Country	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Argentina	154.7	222.9	-30.6%	4.5	150.2	234.1	-35.8%
Italy	23.6	25.9	-8.9%	-	23.6	25.9	-8.9%
Brazil	24.0	29.9	-19.7%	-	24.0	29.9	-19.7%
Uruguay	19.7	42.2	-53.4%	-	19.7	42.2	-53.4%
Armenia	30.0	25.8	16.2%	-	30.0	25.8	16.2%
Ecuador (1)	27.0	31.9	-15.4%	-	27.0	31.9	-15.4%
Unallocated	0.1	0.2	-48.2%	-	0.1	0.2	-48.2%
Total consolidated revenue (2)	279.1	378.9	-26.3%	4.5	274.6	390.1	-29.6%
1	Only includes Guayaquil Airport.
2	Excluding Construction Service revenue, ‘As reported’ revenues declined 25.0% YoY in Argentina, 31.8% in Italy, 19.7% in Brazil, 51.5% in Uruguay, and increase 21.2% in Armenia and 6.5% in Ecuador.

Revenue Breakdown (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	89.8	159.8	-43.8%	1.6	88.2	164.6	-46.4%
Non-aeronautical Revenue	189.3	219.0	-13.6%	2.9	186.4	225.6	-17.4%
Commercial revenue	147.1	143.5	2.5%	4.2	143.0	146.6	-2.5%
Construction service revenue (1)	41.6	75.2	-44.7%	-1.3	42.8	78.6	-45.5%
Other revenue	0.6	0.4	44.3%	-	0.6	0.4	44.3%
Total Consolidated Revenue	279.1	378.9	-26.3%	4.5	274.6	390.1	-29.6%
Total Revenue excluding Construction Service revenue (2)	237.5	303.7	-21.8%	5.8	231.7	311.5	-25.6%
1	Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	89.8	159.8	-43.8%	1.6	88.2	164.6	-46.4%
Passenger use fees	60.6	125.1	-51.6%	1.3	59.3	129.3	-54.1%
Aircraft fees	24.3	28.0	-13.4%	0.4	23.9	28.5	-16.1%
Other	5.0	6.7	-26.0%	-	5.0	6.7	-26.0%

Commercial Revenue Breakdown (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Commercial revenue	147.1	143.5	2.5%	4.2	143.0	146.6	-2.5%
Warehouse use fees	80.8	59.7	35.3%	2.7	78.1	61.8	26.4%
Duty free shops	8.2	10.2	-19.5%	0.2	8.0	10.5	-23.9%
Rental of space (including hangars)	9.7	10.2	-4.6%	0.1	9.6	10.3	-6.5%
Parking facilities	4.0	6.0	-34.0%	0.1	3.9	6.1	-36.7%
Fuel	10.8	13.4	-19.5%	0.1	10.7	13.5	-20.5%
Food and beverage services	3.6	4.9	-26.2%	0.2	3.4	4.9	-29.6%
Advertising	5.3	7.2	-26.9%	0.2	5.1	7.2	-29.5%
Services and retail stores	3.1	3.8	-19.1%	0.0	3.0	3.8	-20.0%
Catering	0.9	2.3	-59.4%	0.0	0.9	2.4	-62.5%
VIP lounges	5.4	7.9	-31.8%	0.3	5.1	7.9	-35.8%
Walkway services	2.2	2.4	-6.3%	0.1	2.2	2.5	-12.5%
Other	13.2	15.4	-14.5%	0.3	12.9	15.6	-17.3%

Total Expenses Breakdown (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Cost of services	137.4	135.5	1.4%	11.6	125.8	119.1	5.6%
SG&A	23.4	23.0	1.9%	0.2	23.2	22.9	1.3%
Financial loss	15.3	48.4	-68.4%	-58.7	74.0	73.7	0.4%
Inflation adjustment	-1.2	3.2	-138.6%	-1.1	-0.2	0.0	-
Other expenses	1.6	0.4	292.6%	0.0	1.6	0.4	290.9%
Income tax expense	22.1	-46.7	-147.3%	105.4	-83.3	-53.0	57.1%
Total expenses	198.5	163.9	21.1%	57.5	141.1	163.2	-13.6%

Cost of Services (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	137.4	135.5	1.4%	11.6	125.8	119.1	5.6%
Salaries and social security contributions	33.4	26.5	26.1%	0.3	33.1	26.8	23.5%
Concession fees	20.7	9.9	109.4%	0.2	20.5	10.0	105.4%
Construction service cost	12.1	29.8	-59.5%	-0.6	12.7	30.9	-59.0%
Maintenance expenses	19.1	13.8	38.2%	0.3	18.8	14.1	33.3%
Amortization and depreciation	33.8	44.3	-23.7%	11.4	22.4	25.9	-13.4%
Services and fees	9.9	6.9	43.1%	0.0	9.8	6.9	42.4%
Cost of fuel	4.2	0.9	369.9%	-	4.2	0.9	369.9%
Taxes	0.7	0.7	-5.7%	0.0	0.7	0.7	-6.9%
Office expenses	1.1	0.7	62.7%	0.0	1.1	0.7	59.5%
Provision for maintenance cost	0.7	0.5	36.3%	-	0.7	0.5	36.3%
Others	1.8	1.6	9.7%	0.0	1.8	1.6	9.4%

Selling, General and Administrative Expenses (in US$ million)

	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
SG&A	23.4	23.0	1.9%	0.2	23.2	22.9	1.3%
Taxes	5.2	3.5	47.6%	0.1	5.1	3.5	45.0%
Salaries and social security contributions	5.0	3.6	37.7%	0.0	4.9	3.6	37.2%
Services and fees	6.9	5.7	21.7%	0.0	6.9	5.7	21.5%
Office expenses	0.3	0.1	160.7%	0.0	0.3	0.1	161.0%
Amortization and depreciation	2.1	2.3	-9.4%	0.1	2.0	2.0	-0.8%
Maintenance expenses	0.1	0.2	-32.2%	0.0	0.1	0.2	-32.1%
Advertising	0.1	0.1	-42.1%	0.0	0.1	0.1	-43.0%
Insurances	0.5	0.6	-8.4%	0.0	0.5	0.6	-8.5%
Charter services	0.0	0.1	-100.0%	-	0.0	0.1	-100.0%
Bad debts recovery	-1.9	-0.1	1,779.1%	-0.0	-1.8	-0.1	1,731.4%
Bad debts	3.7	6.3	-42.0%	0.1	3.6	6.4	-43.9%
Others	1.5	0.7	115.9%	0.0	1.5	0.7	115.9%

Expenses by Segment (in US$ million)

Country	2Q21 as reported	2Q20 as reported	% Var as reported	IAS 29	2Q21 ex IAS 29	2Q20 ex IAS 29	% Var ex IAS 29
Argentina	75.9	87.9	-13.6%	11.9	64.0	71.4	-10.3%
Italy	23.7	13.3	78.1%	-	23.7	13.3	78.1%
Brazil	18.2	16.9	7.7%	-	18.2	16.9	7.7%
Uruguay	13.5	13.3	1.6%	-	13.5	13.3	1.6%
Armenia	13.0	9.3	40.1%	-	13.0	9.3	40.1%
Ecuador	12.3	11.7	5.1%	-	12.3	11.7	5.1%
Unallocated	5.8	6.6	-12.2%	-	5.8	6.6	-12.2%
Total consolidated expenses (1) (2)	162.4	158.9	2.2%	11.9	150.5	142.5	5.6%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Cost of Services	280.5	366.9	-23.6%	23.9	256.6	335.7	-23.6%
Salaries and social security contributions	64.6	71.4	-9.5%	1.3	63.3	73.0	-13.3%
Concession fees	39.9	46.7	-14.5%	0.8	39.1	47.9	-18.3%
Construction service cost	40.5	74.3	-45.4%	-1.3	41.8	77.7	-46.2%
Maintenance expenses	35.5	41.8	-15.1%	1.0	34.5	43.2	-20.0%
Amortization and depreciation	66.0	91.3	-27.7%	21.8	44.2	51.8	-14.6%
Other	33.9	41.4	-18.2%	0.3	33.5	41.9	-20.0%
Cost of Services Excluding Construction Service cost	239.9	292.6	-18.0%	25.1	214.8	257.9	-16.7%
Selling, general and administrative expenses	43.2	56.8	-24.0%	0.8	42.4	57.2	-25.9%
Other expenses	11.3	5.3	113.2%	0.2	11.1	5.4	104.8%
Total Costs and Expenses	334.9	429.2	-22.0%	24.9	310.0	398.3	-22.2%
Total Costs and Expenses Excluding Construction Service cost	294.4	354.8	-17.0%	26.2	268.2	320.5	-16.3%

Total Expenses Breakdown (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Cost of services	280.5	366.9	-23.6%	23.9	256.6	335.7	-23.6%
SG&A	43.2	56.8	-24.0%	0.8	42.4	57.2	-25.9%
Financial loss	57.6	101.9	-43.5%	-117.8	175.4	158.6	10.6%
Inflation adjustment	3.5	5.1	-32.3%	3.9	-0.4	0.0	-
Other expenses	11.3	5.3	113.2%	0.2	11.1	5.4	104.8%
Income tax expense	23.1	-37.7	-161.3%	127.4	-104.3	-50.3	107.3%
Total expenses	419.1	498.4	-15.9%	38.4	380.7	506.5	-24.8%

Cost of Services (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Cost of Services	280.5	366.9	-23.6%	23.9	256.6	335.7	-23.6%
Salaries and social security contributions	64.6	71.4	-9.5%	1.3	63.3	73.0	-13.3%
Concession fees	39.9	46.7	-14.5%	0.8	39.1	47.9	-18.3%
Construction service cost	40.5	74.3	-45.4%	-1.3	41.8	77.7	-46.2%
Maintenance expenses	35.5	41.8	-15.1%	1.0	34.5	43.2	-20.0%
Amortization and depreciation	66.0	91.3	-27.7%	21.8	44.2	51.8	-14.6%
Services and fees	19.2	21.2	-9.4%	0.2	19.0	21.5	-11.6%
Cost of fuel	6.6	8.3	-20.2%	-	6.6	8.3	-20.2%
Taxes	1.4	4.5	-68.0%	0.1	1.4	4.5	-69.2%
Office expenses	2.1	3.1	-33.6%	0.1	2.0	3.3	-40.0%
Provision for maintenance cost	1.0	0.8	28.1%	-	1.0	0.8	28.1%
Others	3.5	3.5	1.1%	0.0	3.5	3.6	-2.3%

Selling, General and Administrative Expenses (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
SG&A	43.2	56.8	-24.0%	0.8	42.4	57.2	-25.9%
Taxes	9.8	12.3	-19.9%	0.3	9.5	12.8	-25.7%
Salaries and social security contributions	9.1	10.0	-8.7%	0.1	9.0	10.2	-11.8%
Services and fees	13.6	13.8	-1.4%	0.1	13.6	13.9	-2.4%
Office expenses	0.6	0.8	-28.8%	0.0	0.6	0.9	-38.0%
Amortization and depreciation	4.2	4.7	-10.2%	0.2	4.0	4.1	-2.3%
Maintenance expenses	0.2	1.2	-79.9%	0.0	0.2	1.3	-81.5%
Advertising	0.2	0.3	-39.4%	0.0	0.2	0.3	-40.2%
Insurances	1.1	1.0	8.5%	0.0	1.1	1.1	-1.5%
Charter services	0.0	0.2	-100.0%	-	0.0	0.2	-100.0%
Bad debts recovery	-4.0	-0.2	1,923.6%	-0.1	-3.9	-0.2	1,853.1%
Bad debts	6.0	9.2	-34.6%	0.2	5.9	9.4	-37.7%
Others	2.3	3.4	-31.8%	0.0	2.3	3.4	-31.8%

Expenses by Segment (in US$ million)

Country	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Argentina	173.3	239.4	-27.6%	24.9	148.4	208.5	-28.8%
Italy	42.7	38.8	10.0%	-	42.7	38.8	10.0%
Brazil	35.5	46.1	-22.9%	-	35.5	46.1	-22.9%
Uruguay	24.7	32.8	-24.7%	-	24.7	32.8	-24.7%
Armenia	23.5	28.3	-16.8%	-	23.5	28.3	-16.8%
Ecuador	24.0	31.3	-23.3%	-	24.0	31.3	-23.3%
Unallocated	11.2	12.3	-9.3%	-	11.2	12.3	-9.3%
Total consolidated expenses (1) (2)	334.9	429.1	-21.9%	24.9	310.0	398.2	-22.1%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Argentina	20.2	50.1	-59.7%	1.8	18.4	52.4	-64.8%
Italy	-12.1	-6.9	-74.8%	-	-12.1	-6.9	-74.8%
Brazil	-9.4	-11.3	16.7%	-	-9.4	-11.3	16.7%
Uruguay	1.5	15.3	-90.1%	-	1.5	15.3	-90.1%
Armenia	13.4	5.1	162.8%	-	13.4	5.1	162.8%
Ecuador	6.0	2.3	159.1%	-	6.0	2.3	159.1%
Unallocated	-3.5	-4.0	13.2%	-	-3.5	-4.0	13.2%
Perú	-1.4	-4.3	66.6%	-	-1.4	-4.3	66.6%
Total segment EBITDA	14.7	46.1	-68.1%	1.8	12.9	48.4	-73.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported		IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-123.7	-102.0	21.3%		-33.0	-90.7	-95.7	-5.3%
Financial Income	-16.0	-17.1	-6.3%		-0.7	-15.3	-20.1	-23.8%
Financial Loss	57.6	101.9	-43.5%		-117.8	175.4	158.6	10.6%
Inflation adjustment	3.5	5.1	-32.3%		3.9	-0.4	0.0	-
Income Tax Expense	23.1	-37.7	-161.3%		127.4	-104.3	-50.3	107.3%
Amortization and Depreciation	70.3	95.9	-26.7%		22.0	48.2	55.9	-13.7%
Adjusted EBITDA	14.7	46.1	-68.1%		1.8	12.9	48.4	-73.3%
Adjusted EBITDA Margin	5.3%	12.2%	-6.9	pp	-	4.7%	12.4%	-7.7	pp
Adjusted EBITDA Margin excluding Construction Service	5.8%	14.9%	-9.1	pp	-	5.1%	15.2%	-10.1	pp

Financial Income / Loss (in US$ million)

	6M21 as reported	6M20 as reported	% Var as reported	IAS 29	6M21 ex IAS 29	6M20 ex IAS 29	% Var ex IAS 29
Financial Income	16.0	17.1	-6.3%	0.7	15.3	20.1	-23.8%
Interest income	11.6	10.2	13.7%	0.5	11.1	10.4	6.9%
Foreign exchange income	0.7	2.7	-73.0%	0.2	0.5	5.4	-90.2%
Other	3.7	4.2	-11.9%	0.0	3.7	4.3	-14.7%
Inflation adjustment	-3.5	-5.1	-32.3%	-3.9	0.4	0.0	-
Inflation adjustment	-3.5	-5.1	-32.3%	-3.9	0.4	0.0	-
Financial Loss	-57.6	-101.9	-43.5%	117.8	-175.4	-158.6	10.6%
Interest Expenses	-59.9	-39.6	51.2%	-1.5	-58.3	-40.4	44.4%
Foreign exchange transaction expenses	53.1	-29.4	-280.6%	119.3	-66.2	-85.4	-22.5%
Changes in liability for concessions	-46.2	-23.6	95.8%	-	-46.2	-23.6	95.8%
Other expenses	-4.6	-9.3	-50.6%	0	-4.6	-9.3	-50.4%
Financial Loss, Net	-45.0	-89.8	-49.9%	114.6	-159.6	-138.5	15.2%

See “Use of Non-IFRS Financial Measures” on page 24.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.6%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	2Q21	2Q20	% Var.		6M21	6M20	% Var.
Argentina
Total Revenue	64.5	51.4	25.5%		154.7	222.9	-30.6%
Total Revenue Excluding IFRIC12(1)	59.8	32.2	85.8%		125.6	167.4	-25.0%
Operating Loss	-9.7	-35.6	-72.9%		-15.2	-12.2	24.7%
Net Loss	-6.6	-17.8	-63.1%		-17.9	-15.0	19.4%
Adjusted Segment EBITDA	8.9	-5.5	261.2%		20.2	50.1	-59.7%
Adjusted Segment EBITDA Mg	13.8%	-10.7%	24.5	pp	13.1%	22.5%	-9.4	pp
Adjusted EBITDA Margin excluding IFRIC	14.8%	-17.2%	32.0	pp	16.1%	29.9%	-13.8	pp
Italy
Total Revenue	15.4	4.5	242.1%		23.6	25.9	-8.9%
Total Revenue Excluding IFRIC12(1)	9.8	3.0	227.9%		14.9	21.9	-31.8%
Operating Loss	-7.5	-8.8	-15.0%		-18.3	-12.9	41.6%
Net Loss	-6.5	-6.6	-1.0%		-15.7	-10.0	57.3%
Adjusted Segment EBITDA	-4.4	-5.8	24.1%		-12.1	-6.9	-74.8%
Adjusted Segment EBITDA Mg	-28.6%	-130.8%	102.2	pp	-51.1%	-26.7%	-24.4	pp
Adjusted EBITDA Margin excluding IFRIC	-50.3%	-204.1%	153.8	pp	-87.2%	-35.1%	-52.1	pp
Brazil
Total Revenue	11.5	6.0	91.8%		24.0	29.9	-19.7%
Operating Loss	-9.4	-10.9	-13.5%		-14.2	-16.1	-11.8%
Net Loss	-37.4	-23.5	59.0%		-71.8	-51.2	40.2%
Adjusted segment EBITDA	-7.0	-8.8	20.3%		-9.4	-11.3	16.7%
Adjusted Segment EBITDA Mg	-61.0%	-146.9%	85.9	pp	-39.2%	-37.8%	-1.4	pp
Uruguay
Total Revenue	11.0	10.2	7.6%		19.7	42.2	-53.4%
Total Revenue Excluding IFRIC12(1)	9.0	5.6	60.2%		17.1	35.3	-51.5%
Operating (Loss) Income	-2.6	-3.1	-14.7%		-5.2	9.0	-157.8%
Net (Loss) Income	-2.1	-3.0	-28.8%		-5.6	5.3	-204.9%
Adjusted Segment EBITDA	0.7	0.1	562.9%		1.5	15.3	-90.1%
Adjusted Segment EBITDA Mg	6.0%	0.7%	5.3	pp	7.7%	36.1%	-28.4	pp
Adjusted EBITDA Margin excluding IFRIC	7.4%	1.3%	6.1	pp	8.9%	43.2%	-34.3	pp
Ecuador
Total Revenue	14.0	7.2	93.9%		27.0	31.9	-15.4%
Total Revenue Excluding IFRIC12(1)	14.0	2.5	458.5%		26.2	24.6	6.7%
Operating Income (Loss)	1.3	-4.6	-127.2%		2.2	-0.2	-1195.0%
Net Income (Loss)	0.7	-4.5	-115.9%		1.0	-1.0	-203.7%
Adjusted Segment EBITDA	3.2	-3.3	197.0%		6.0	2.3	159.1%
Adjusted Segment EBITDA Mg	22.9%	-46.4%	69.3	pp	22.1%	7.1%	15.0	pp
Adjusted EBITDA Margin excluding IFRIC	22.9%	-132.5%	155.4	pp	22.7%	9.2%	13.5	pp
Armenia
Total Revenue	18.9	2.5	655.2%		30.0	25.8	16.2%
Total Revenue Excluding IFRIC12(1)	18.5	2.2	738.9%		29.5	24.3	21.4%
Operating Income (Loss)	5.9	-6.8	-186.5%		6.5	-2.4	-370.3%
Net Income (Loss)	5.3	-6.4	-182.8%		4.6	-5.9	-177.2%
Adjusted Segment EBITDA	9.3	-3.0	411.5%		13.4	5.1	162.8%
Adjusted Segment EBITDA Mg	49.5%	-119.4%	168.9	pp	44.7%	19.7%	25.0	pp
Adjusted EBITDA Margin excluding IFRIC	50.6%	-134.5%	185.1	pp	45.4%	20.8%	24.6	pp
Unallocated
Total revenue	0.1	0.0	-		0.1	0.2	-48.2%
Operating Loss	-5.2	-6.4	-19.2%		-10.0	-10.8	-7.5%
Net Loss	-7.9	-10.5	-25.1%		-16.9	-19.9	-15.2%
Adjusted segment EBITDA	-1.9	-3.1	37.7%		-3.5	-4.0	13.2%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A		N/A	N/A	N/A
1	Excludes Construction Service revenue.
2	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.
3	Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	2Q'21	2Q'20	% Var.	2Q'21	2Q'20	% Var.	2Q'21	2Q'20	% Var.	2Q'21	2Q'20	% Var.	2Q'21	2Q'20	% Var.	2Q'21	2Q'20	% Var.
Argentina
Aeroparque	614	13	n.m.	14	0	n.m.	40	1	n.m.	668	14	n.m.	243	73	232%	8,411	914	820%
Bariloche	106	0	n.m.	-	0	n.m.	0	-	-	106	0	n.m	-	-	-	1,302	99	n.m.
Catamarca	3	0	n.m.	-	-	-	1	0	417%	4	0	729%	3	-	-	318	126	152%
C. Rivadavia	29	1	n.m.	-	-	-	1	1	28%	30	2	n.m.	45	8	463%	1,147	612	87%
Córdoba	87	1	n.m.	0	0	567%	5	0	n.m.	93	1	n.m.	237	91	159%	1,772	232	664%
El Palomar	1	0	9%	0	1	-99%	-	-	-	1	2	-73%	-	-	-	464	193	140%
Esquel	3	0	695%	-	-	-	1	0	n.m.	4	0	776%	-	-	-	152	74	105%
Ezeiza (1)	44	1	n.m.	262	49	430%	8	0	n.m.	315	50	527%	43,104	25,890	66%	4,613	2,087	121%
Formosa	0	0	24%	-	-	-	-	0	n.m.	0	0	15%	-	18	n.m.	152	80	90%
General Pico	0	0	70%	-	-	-	0	-	-	0	0	80%	-	-	-	196	248	-21%
Iguazú	41	0	n.m.	0	-	-	1	0	n.m.	42	0	n.m.	-	-	-	738	44	n.m.
Jujuy	30	1	n.m.	0	-	-	0	0	412%	30	1	n.m.	14	-	-	661	189	250%
La Rioja	2	0	n.m.	-	-	-	1	0	n.m.	3	0	n.m.	2	-	-	228	70	226%
Malargüe	0	-	-	-	-	-	-	-	-	0	-	-	-	-	-	27	8	238%
Mar del Plata	8	0	n.m.	-	0	n.m.	1	0	n.m.	9	0	n.m.	5	1	414%	765	107	615%
Mendoza	81	1	n.m.	0	0	-90%	0	0	13%	81	1	n.m.	133	8	n.m.	1,322	319	314%
Paraná	2	0	n.m.	-	-	-	0	0	n.m.	2	0	n.m.	-	-	-	453	383	18%
Posadas	20	0	n.m.	0	-	-	0	0	n.m.	20	0	n.m.	20	-	-	465	174	167%
Pto Madryn	0	0	413%	-	-	-	0	0	594%	0	0	490%	-	-	-	194	45	331%
Reconquista	0	0	-19%	-	-	-	0	0	-98%	0	0	-64%	-	-	-	712	857	-17%
Resistencia	12	1	760%	0	-	-	0	0	n.m.	12	1	765%	34	10	255%	413	163	153%
Río Cuarto	1	0	n.m.	-	-	-	0	0	n.m.	1	0	n.m.	1	-	-	94	68	38%
Río Gallegos	15	3	426%	-	-	-	1	-	-	16	3	455%	34	12	173%	501	209	140%
Río Grande	11	1	n.m.	-	-	-	0	-	-	11	1	n.m.	9	26	-64%	344	86	300%
Salta	69	2	n.m.	0	0	-67%	1	0	239%	70	2	n.m.	81	2	n.m.	1,070	307	249%
San Fernando	3	2	45%	3	0	843%	-	-	-	6	2	163%	-	-	-	10,850	2,548	326%
San Juan	12	0	n.m.	-	0	n.m.	0	0	21%	12	1	n.m.	-	-	-	416	98	324%
San Luis	3	0	n.m.	-	-	-	0	-	-	3	0	n.m.	5	-	-	135	42	221%
San Rafael	2	0	n.m.	-	-	-	0	0	135%	3	0	n.m.	-	-	-	866	175	395%
Santa Rosa	2	0	n.m.	-	-	-	1	0	795%	3	0	n.m.	-	-	-	538	172	213%
Santiago del Estero	10	0	n.m.	-	-	-	0	0	n.m.	11	0	n.m.	5	-	-	414	140	196%
Tucumán	39	0	n.m.	0	0	100%	2	0	n.m.	41	0	n.m.	-	-	-	629	93	576%
Viedma	2	0	n.m.	-	-	-	1	0	891%	3	0	972%	-	-	-	207	36	475%
Villa Mercedes	0	0	119%	-	-	-	0	-	-	0	0	500%	-	-	-	684	650	5%
Termas de Río Hondo	2	0	n.m.	-	-	-	0	-	-	2	0	n.m.	2	-	-	72	16	350%
Bahía Blanca	8	0	n.m.	-	-	-	1	0	276%	9	0	n.m.	21	-	-	410	74	454%
Neuquén	52	1	n.m.	-	-	-	4	0	n.m.	56	1	n.m.	20	2	907%	1,219	293	316%
Total Argentina	1,315	30	n.m.	280	52	441%	75	4	n.m.	1,669	86	n.m.	44,018	26,142	68%	42,954	12,031	257%

Italy
Pisa	143	8	n.m.	84	3	n.m.	0	-	-	227	11	n.m.	3,658	2,932	25%	3,853	1,081	256%
Florence	16	3	414%	82	8	919%	0	-	-	98	11	780%	40	163	-75%	3,061	715	328%
Total Italy	159	11	n.m.	166	11	n.m.	0	-	-	325	22	n.m.	3,698	3,094	19%	6,914	1,796	285%

Brazil
Brasilia (2)	923	173	432%	12	0	n.m.	802	36	n.m.	1,738	210	728%	15,430	1,874	724%	19,303	6,642	191%
Natal	279	34	716%	0	0	-44%	0	0	n.m.	280	34	712%	1,004	1,308	-23%	2,540	697	264%
Total Brazil	1,202	208	479%	13	0	n.m.	802	36	n.m.	2,017	244	726%	16,435	3,182	416%	21,843	7,339	198%

Uruguay
Carrasco (3)	0	0	807%	50	8	555%	0	0	-62%	50	8	539%	8,910	9,487	-6%	2,194	963	128%
Punta del Este	0	-	-	2	0	n.m.	-	-	-	2	0	n.m.	-	-	-	966	69	n.m.
Total Uruguay	0	0	863%	51	8	567%	0	0	-62%	52	8	551%	8,910	9,487	-6%	3,160	1,032	206%

Ecuador
Guayaquil	151	8	n.m.	301	20	n.m.	6	3	107%	458	31	n.m.	4,568	2,485	84%	11,402	4,299	165%
Galápagos	46	4	n.m.	-	-	-	-	-	-	46	4	n.m.	625	116	440%	556	72	672%
Total Ecuador	197	12	n.m.	301	20	n.m.	6	3	107%	504	35	n.m.	5,192	2,601	100%	11,958	4,371	174%

Armenia
Zvartnots	-	-	-	460	28	n.m.	-	-	-	460	28	n.m.	4,317	2,298	88%	4,299	892	382%
Shirak	-	-	-	41	-	-	-	-	-	41	-	-	-	1	n.m.	428	2	n.m.
Total Armenia	-	-	-	501	28	1n.m.	-	-	-	501	28	n.m.	4,317	2,299	88%	4,727	894	429%

Perú
Arequipa	175	4	n.m.	0	1	-76%	-	-	-	175	4	n.m.	262	42	526%	1,907	320	496%
Juliaca	78	1	n.m.	-	-	-	-	-	-	78	1	n.m.	126	19	572%	650	132	392%
Puerto Maldonado	39	2	n.m.	0	-	-	-	-	-	39	2	n.m.	121	4	n.m.	471	82	474%
Tacna	56	1	n.m.	-	-	-	-	-	-	56	1	n.m.	142	49	190%	539	165	227%
Ayacucho	35	15	130%	-	-	-	-	-	-	35	15	130%	10	19	-46%	702	337	108%
Total Perú	383	22	n.m.	0	1	-74%	-	-	-	383	23	n.m.	662	132	400%	4,269	1,036	312%
Total CAAP	3,256	283	n.m.	1,312	120	994%	883	43	n.m.	5,451	446	n.m.	83,232	46,937	77%	95,825	28,499	236%
1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.
Argentina
Aeroparque	750	2,053	-63%	19	68	-72%	51	172	-70%	820	2,292	-64%	375	318	18%	10,057	22,100	-54%
Bariloche	377	427	-12%	0	3		0	3	-87%	377	433	-13%	-	-	-	3,951	3,435	15%
Catamarca	7	11	-34%	-	-	-	3	0	638%	10	11	-12%	4	18	-79%	770	620	24%
C. Rivadavia	62	121	-49%	-	-	-	1	1	6%	63	123	-49%	52	180	-71%	2,292	2,657	-14%
Córdoba	227	503	-55%	0	159		7	34	-80%	234	697	-66%	496	793	-37%	3,790	6,638	-43%
El Palomar	1	397		0	81		-	-	-	1	478		-	-	-	954	3,331	-71%
Esquel	12	12	1%	-	0		1	0		13	12	6%	-	-	-	649	431	51%
Ezeiza (1)	1,023	237	332%	711	2,507	-72%	106	72	47%	1,840	2,816	-35%	78,617	68,971	14%	19,416	22,245	-13%
Formosa	0	18	-98%	-	0		0	0	-73%	0	18	-98%	-	49		293	436	-33%
General Pico	0	0	-63%	-	-	-	0	0	0%	0	0	-63%	-	-	-	504	1,048	-52%
Iguazú	99	347	-71%	0	2	-99%	1	3	-62%	101	352	-71%	-	-	-	1,282	3,359	-62%
Jujuy	66	81	-19%	0	-	-	0	1	-41%	66	81	-19%	25	29	-12%	1,323	994	33%
La Rioja	5	10	-49%	-	-	-	2	0		8	10	-26%	7	19	-62%	450	351	28%
Malargüe	0	0	116%	-	-	-	-	-	-	0	0	116%	-	-	-	37	40	-8%
Mar del Plata	41	108	-62%	-	0		1	3	-72%	41	112	-63%	14	40	-65%	1,949	2,180	-11%
Mendoza	219	338	-35%	0	91		1	2	-66%	220	431	-49%	204	286	-29%	3,000	4,622	-35%
Paraná	3	8	-61%	-	0		0	0		3	8	-56%	-	0		784	781	0%
Posadas	42	58	-27%	0	0	-87%	0	0	420%	42	58	-27%	31	65	-53%	944	960	-2%
Pto Madryn	1	12	-94%	-	-	-	0	1	-65%	1	13	-92%	-	-	-	340	202	68%
Reconquista	0	0	3%	-	-	-	0	0	-88%	0	0	-32%	-	-	-	1,454	1,302	12%
Resistencia	29	39	-27%	0	0	12%	0	9	-98%	29	48	-40%	52	66	-21%	786	849	-7%
Río Cuarto	3	4	-38%	-	-	-	0	0		3	4	-31%	2	11	-82%	212	172	23%
Río Gallegos	34	61	-44%	-	0		2	2	3%	36	63	-43%	58	100	-42%	947	994	-5%
Río Grande	26	29	-10%	-	0		1	0	93%	27	29	-10%	39	70	-44%	676	549	23%
Salta	168	304	-45%	0	15		1	6	-87%	169	325	-48%	127	211	-40%	2,298	3,280	-30%
San Fernando	8	5	57%	5	4	34%	-	-	-	13	9	47%	-	-	-	21,653	11,749	84%
San Juan	25	30	-15%	0	0	-96%	1	0	101%	26	30	-14%	-	-	-	861	455	89%
San Luis	8	12	-34%	-	-	-	0	-	-	9	12	-30%	11	45	-76%	287	270	6%
San Rafael	9	11	-21%	-	-	-	1	0	388%	9	11	-16%	-	1		2,005	1,302	54%
Santa Rosa	4	7	-44%	-	-	-	2	0		6	7	-16%	-	-	-	1,121	762	47%
Santiago del Estero	25	24	3%	-	0		0	0		25	24	5%	8	24	-65%	947	612	55%
Tucumán	102	166	-38%	0	12		2	0	365%	104	178	-41%	-	165		1,441	1,682	-14%
Viedma	6	8	-24%	-	-	-	2	0		8	8	0%	-	-	-	428	153	180%
Villa Mercedes	0	0	-10%	-	-	-	0	0		0	0	147%	-	-	-	1,158	1,058	9%
Termas de Río Hondo	4	0	811%	-	-	-	0	-	-	4	0	870%	2	-	-	174	60	190%
Bahía Blanca	19	53	-63%	-	-	-	1	5	-74%	21	58	-64%	40	59	-32%	871	997	-13%
Neuquén	124	222	-44%	0	0	-94%	6	3	120%	131	225	-42%	20	169	-88%	2,752	3,125	-12%
Total Argentina	3,528	5,719	-38%	735	2,942	-75%	196	319	-39%	4,460	8,980	-50%	80,183	71,688	12%	92,856	105,801	-12%

Italy
Pisa	185	238	-22%	104	392	-73%	0	0	-68%	289	630	-54%	7,040	6,103	15%	5,563	6,926	-20%
Florence	18	58	-69%	92	338	-73%	0	-	-	110	396	-72%	60	204	-70%	3,528	6,177	-43%
Total Italy	203	296	-32%	196	730	-73%	0	0	-64%	399	1,026	-61%	7,101	6,307	13%	9,091	13,103	-31%

Brazil
Brasilia (2)	2,136	2,210	-3%	21	157	-86%	1,808	1,595	13%	3,965	3,962	0%	28,095	14,772	90%	41,922	38,579	9%
Natal	704	620	14%	0	28	-99%	1	0	1	705	648	9%	2,040	4,100	-50%	6,183	5,424	14%
Total Brazil	2,840	2,831	0%	22	184	-88%	1,809	1,595	13%	4,671	4,610	1%	30,135	18,872	60%	48,105	44,003	9%

Uruguay
Carrasco (3)	0	0	151%	93	456	-80%	0	2	-89%	93	458	-80%	15,112	16,208	-7%	3,666	5,624	-35%
Punta del Este	0	0	-61%	3	76	-96%	-	-	-	3	76	-96%	-	-	-	1,875	3,093	-39%
Total Uruguay	0	0	25%	96	532	-82%	0	2	-89%	96	534	-82%	15,112	16,208	-7%	5,541	8,717	-36%

Ecuador
Guayaquil	277	380	-27%	524	490	7%	9	30	-70%	810	900	-10%	8,515	8,466	1%	22,214	20,235	10%
Galápagos	79	115	-32%	-	-	-	-	-	-	79	115	-32%	1,135	1,269	-11%	1,014	1,336	-24%
Total Ecuador	356	495	-28%	524	490	7%	9	30	-70%	889	1,015	-12%	9,649	9,735	-1%	23,228	21,571	8%

Armenia
Zvartnots	-	-	-	712	554	28%	-	-	-	712	554	28%	7,546	6,628	14%	7,082	6,185	15%
Shirak	-	-	-	60	28	118%	-	-	-	60	28	118%	-	1		620	180	244%
Total Armenia	-	-	-	772	582	33%	-	-	-	772	582	33%	7,546	6,629	14%	7,702	6,365	21%

Perú
Arequipa	331	413	-20%	3	6	-59%	-	-	-	334	419	-20%	591	532	11%	3,399	3,378	1%
Juliaca	141	117	21%	-	0		-	-	-	141	117	20%	243	174	40%	1,234	1,120	10%
Puerto Maldonado	68	74	-8%	0	-	-	-	-	-	68	74	-8%	234	156	50%	826	748	10%
Tacna	98	110	-11%	-	0		-	-	-	98	110	-11%	268	259	3%	1,043	1,087	-4%
Ayacucho	59	89	-33%	0	-	-	-	-	-	59	89	-33%	23	62	-63%	1,197	1,200	0%
Total Perú	697	803	-13%	3	6	-60%	-	-	-	700	809	-14%	1,359	1,184	15%	7,699	7,533	2%
Total CAAP	7,624	10,143	-25%	2,348	5,467	-57%	2,015	1,946	4%	11,986	17,556	-32%	151,084	130,622	16%	194,222	207,093	-6%
1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Continuing operations
Revenue	135,264	81,727	65.5%	279,099	378,865	-26.3%
Cost of services	-137,400	-135,530	1.4%	-280,463	-366,935	-23.6%
Gross (loss)/income	-2,136	-53,803	-96.0%	-1,364	11,930	-111.4%
Selling, general and administrative expenses	-23,433	-22,957	2.1%	-43,174	-56,827	-24.0%
Impairment loss of non-financial assets	-75	-	-	-75	-4,490	-98.3%
Other operating income	-107	1,092	-109.8%	1,631	4,635	-64.8%
Other operating expense	-1,495	-441	239.0%	-11,224	-853	1215.8%
Operating loss	-27,246	-76,109	-64.2%	-54,206	-45,605	18.9%
Share of loss in associates	-891	-3,415		-1,347	-4,264
Loss before financial results and income tax	-28,137	-79,524	-64.6%	-55,553	-49,869	11.4%
Financial income	8,828	8,692	1.6%	16,024	17,136	-6.5%
Financial loss	-15,271	-48,407	-68.5%	-57,586	-101,854	-43.5%
Inflation adjustment	1,237	-3,200	-138.7%	-3,455	-5,081	-32.0%
Loss before income tax	-33,343	-122,439	-72.8%	-100,570	-139,668	-28.0%
Income tax	-22,101	46,653	-147.4%	-23,114	37,660	-161.4%
Loss for the period	-55,444	-75,786	-26.8%	-123,684	-102,008	21.2%
Attributable to:
Owners of the parent	-33,974	-55,431	-38.7%	-78,688	-70,531	11.6%
Non-controlling interest	-21,470	-20,355	5.5%	-44,996	-31,477	42.9%

Balance Sheet (in US$ thousands)

	Jun 30, 2021	Dec 31, 2020	Jun 30, 2020
ASSETS
Non-current assets
Intangible assets, net	2,725,995	2,616,484	2,639,299
Property, plant and equipment, net	79,371	80,833	78,066
Right-of-use asset	12,818	13,448	6,802
Investments in associates	4,007	5,336	5,899
Other financial assets at fair value through profit or loss	7,775	3,614	3,298
Other financial assets at amortized cost	2,609	2,609	2,558
Deferred tax assets	79,647	73,038	112,901
Other receivables	72,465	89,962	110,815
Trade receivables	188	334	1,209
Total non-current assets	2,984,875	2,885,658	2,960,847
Current assets
Inventories	8,781	8,015	10,592
Other financial assets at fair value through profit or loss	58,479	53,347	18,286
Other financial assets at amortized cost	18,170	20,554	31,652
Other receivables	74,132	79,550	86,725
Current tax assets	14,449	18,415	17,409
Trade receivables	59,083	59,081	50,199
Cash and cash equivalents	210,284	281,031	180,226
Total current assets	443,378	519,993	395,089
Total assets	3,428,253	3,405,651	3,355,936
EQUITY
Share capital	163,223	163,223	160,022
Share premium	183,430	183,430	180,486
Treasury shares	(5,012)	(6,145)	-
Free distributable reserve	378,910	378,910	385,055
Non-distributable reserve	1,358,028	1,358,028	1,351,883
Currency translation adjustment	(385,485)	(417,272)	(413,574)
Legal reserves	1,081	176	176
Other reserves	(1,322,840)	(1,321,142)	(1,324,844)
Retained earnings	71,276	150,202	332,724
Total attributable to owners of the parent	442,611	489,410	671,928
Non-controlling interests	283,952	315,876	383,475
Total equity	726,563	805,286	1,055,403
LIABILITIES
Non-current liabilities
Borrowings	1,098,734	1,128,407	874,126
Deferred tax liabilities	201,084	171,289	183,563
Other liabilities	789,364	728,746	657,291
Lease liabilities	8,940	10,207	5,483
Trade payables	8,137	9,162	491
Total non-current liabilities	2,106,259	2,047,811	1,720,954
Current liabilities
Borrowings	240,952	216,410	266,529
Other liabilities	221,201	180,813	170,723
Lease liabilities	3,615	3,477	1,667
Current tax liabilities	590	1,002	660
Derivative financial instruments liabilities	230	-	140
Trade payables	128,843	150,852	139,860
Total current liabilities	595,431	552,554	579,579
Total liabilities	2,701,690	2,600,365	2,300,533
Total equity and liabilities	3,428,253	3,405,651	3,355,936

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2021	Jun 30, 2020
Cash flows from operating activities
Loss for the period	(123,684)	(102,008)
Adjustments for:
Amortization and depreciation	78,734	104,924
Deferred income tax	21,603	(37,562)
Income tax accrued	1,511	(98)
Share of loss in associates	1,347	4,264
Impairment loss of non-financial assets	75	4,490
Loss (gains) on disposals of property, plant and equipment	45	(11)
Unpaid concession fees	31,260	29,802
Low value, short term and variable lease payments	(416)	(753)
Changes in liability for concessions	46,217	23,593
Interest expenses	59,870	39,569
Other financial results, net	(11,713)	(5,450)
Net foreign exchange	(53,823)	26,674
Government grants	2,936	-
Other accruals	3,418	95
Inflation adjustment	(5,794)	9,129
Acquisition of Intangible assets	(42,240)	(73,909)
Income tax paid	(1,487)	(11,106)
Changes in working capital	(683)	(13,878)
Net cash provided by / (used in) operating activities	7,176	(2,235)
Cash flows from investing activities
Cash contribution in associates	(189)	(655)
Net acquisition of subsidiaries	10	-
Acquisition of other financial assets	(19,972)	(5,161)
Disposals of other financial assets	12,781	40,106
Purchase of Property, plant and equipment	(4,473)	(4,039)
Acquisition of Intangible assets	(160)	(211)
Proceeds from sale of fixed assets disposal	139	11
Other	592	(650)
Net cash (used in) provided by investing activities	(11,272)	29,401
Cash flows from financing activities
Proceeds from borrowings	90,879	44,071
Principal elements of leases payments	(2,322)	(1,974)
Loans paid	(110,421)	(38,938)
Interest paid	(35,036)	(26,191)
Debt renegotiation expenses	(552)	(7,748)
Debt renegotiation premium	-	(4,670)
Guarantee deposit	(1,194)	(730)
Other	(4)	-
Net cash used in financing activities	(58,650)	(36,180)

Decrease in cash and cash equivalents	(62,746)	(9,014)

Movements in cash and cash equivalents
At the beginning of the period	281,031	195,696
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(8,001)	(6,456)
Decrease in cash and cash equivalents	(62,746)	(9,014)
At the end of the period	210,284	180,226

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